                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 15)

                OPEN JOINT STOCK COMPANY "VIMPEL-COMMUNICATIONS"
                ------------------------------------------------
                                (Name of Issuer)

                    Common Stock, 0.005 rubles nominal value
                    ----------------------------------------
                         (Title of Class of Securities)

                                   68370R 10 9
                                   -----------
                                 (CUSIP Number)

                               Bjorn Hogstad, Esq.
                                   Telenor ASA
                                 Snaroyveien 30
                             N-1331 Fornebu, Norway
                                  47-97-77-8806
                                  -------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 15, 2002
                                  ------------
                      (Date of Event which Requires Filing
                               of this Statement)

                                    Copy to:

                            Peter S. O'Driscoll, Esq.
                                Coudert Brothers
                                60 Cannon Street
                                 London EC4N 6JP
                                     England
                                 44-207-248-3000

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e) or 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page will be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------------                      -----------------------------
CUSIP No. 68370R 10 9

--------------------------------------------------------------------------------
1.             NAME OF REPORTING PERSON
               S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON
               Telenor East Invest AS
               000-00-0000

--------------------------------------------------------------------------------
2.             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [_]
               (SEE INSTRUCTIONS)                                    (b) [_]

--------------------------------------------------------------------------------
3.             SEC USE ONLY

--------------------------------------------------------------------------------
4.             SOURCE OF FUNDS (SEE INSTRUCTIONS)

               WC
--------------------------------------------------------------------------------
5.             CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) or 2(e)                                          [_]

               N/A
--------------------------------------------------------------------------------
6.             CITIZENSHIP OR PLACE OF ORGANIZATION

               Norway
--------------------------------------------------------------------------------
                         7.         SOLE VOTING POWER

                                    11,731,363/(1)/
                         -------------------------------------------------------
  NUMBER OF              8.         SHARED VOTING POWER
   SHARES
BENEFICIALLY                        -0-
  OWNED BY               -------------------------------------------------------
    EACH                 9.         SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                         11,731,363/(1)/
                         -------------------------------------------------------
                         10.        SHARED DISPOSITIVE POWER

                                    -0-
--------------------------------------------------------------------------------
11.            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               11,731,363/(1)/
--------------------------------------------------------------------------------
12.            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES (SEE INSTRUCTIONS)                                     [_]

               The aggregate amount reported as beneficially owned in row (11) does not include shares which the Reporting Person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.
--------------------------------------------------------------------------------
13.            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               28.98% of the outstanding Common Stock (25% plus 13 shares of the outstanding voting capital stock)
--------------------------------------------------------------------------------
14.            TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

               CO
--------------------------------------------------------------------------------

/1./ Represents 11,689,713 shares held directly by the Reporting Person and 41,650 shares subject to options granted to Mr. Jo Lunder, an employee of Telenor ASA seconded to VimpelCom and currently serving as VimpelCom's CEO and General Director. The Reporting Person disclaims beneficial ownership of the 41,650 shares subject to options granted to Mr. Lunder.

                                  SCHEDULE 13D

-----------------------------                      -----------------------------
CUSIP No. 68370R 10 9

--------------------------------------------------------------------------------
1.             NAME OF REPORTING PERSON
               I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Telenor Mobile Holding AS
               000-00-0000
--------------------------------------------------------------------------------
2.             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [_]
               (SEE INSTRUCTIONS)                                   (b) [_]

--------------------------------------------------------------------------------
3.             SEC USE ONLY

--------------------------------------------------------------------------------
4.             SOURCE OF FUNDS (SEE INSTRUCTIONS)

               AF
--------------------------------------------------------------------------------
5.             CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) or 2(e)                                          [_]

               N/A
--------------------------------------------------------------------------------
6.             CITIZENSHIP OR PLACE OF ORGANIZATION

               Norway
--------------------------------------------------------------------------------
                         7.         SOLE VOTING POWER

                                    11,731,363/(2)/
                         -------------------------------------------------------
  NUMBER OF              8.         SHARED VOTING POWER
   SHARES
BENEFICIALLY                        -0-
  OWNED BY               -------------------------------------------------------
    EACH                 9.         SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                         11,731,363/(2)/
                         -------------------------------------------------------
                         10.        SHARED DISPOSITIVE POWER

                                    -0-
--------------------------------------------------------------------------------
11.            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               11,731,363/(2)/
--------------------------------------------------------------------------------
12.            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES (SEE INSTRUCTIONS)                                   [_]

               The aggregate amount reported as beneficially owned in row (11) does not include shares which the Reporting Person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.
--------------------------------------------------------------------------------
13.            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


               28.98% of the outstanding Common Stock (25% Plus 13 shares of the outstanding voting capital stock)
--------------------------------------------------------------------------------
14.            TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

               CO
--------------------------------------------------------------------------------

/2./  The Reporting Person disclaims beneficial ownership of all shares.

                                  SCHEDULE 13D

-----------------------------                      -----------------------------
CUSIP No. 68370R 10 9

--------------------------------------------------------------------------------
1.             NAME OF REPORTING PERSON
               S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON
               Telenor ASA
               000-00-0000
--------------------------------------------------------------------------------
2.             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [_]
               (SEE INSTRUCTIONS)                                   (b) [_]

--------------------------------------------------------------------------------
3.             SEC USE ONLY

--------------------------------------------------------------------------------
4.             SOURCE OF FUNDS (SEE INSTRUCTIONS)

               AF
--------------------------------------------------------------------------------
5.             CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) or 2(e)                                          [_]

               N/A
--------------------------------------------------------------------------------
6.             CITIZENSHIP OR PLACE OF ORGANIZATION

               Norway
--------------------------------------------------------------------------------
                         7.         SOLE VOTING POWER

                                    11,731,363/(3)/
                         -------------------------------------------------------
  NUMBER OF              8.         SHARED VOTING POWER
   SHARES
BENEFICIALLY                        -0-
  OWNED BY               -------------------------------------------------------
    EACH                 9.         SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                         11,731,363/(3)/
                         -------------------------------------------------------
                         10.        SHARED DISPOSITIVE POWER

                                    -0-
--------------------------------------------------------------------------------
11.            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               11,731,363/(3)/
--------------------------------------------------------------------------------
12.            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES (SEE INSTRUCTIONS)                                   [_]

               The aggregate amount reported as beneficially owned in row (11) does not include shares which the Reporting Person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.
--------------------------------------------------------------------------------
13.            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


               28.98% of the outstanding Common Stock (25% Plus 13 shares of the outstanding voting capital stock)
--------------------------------------------------------------------------------
14.            TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

               CO
--------------------------------------------------------------------------------

/3./  The Reporting Person disclaims beneficial ownership of all shares.

                                  SCHEDULE 13D

Item 1. Security and Issuer

         The statement on Schedule 13D relating to the common stock, 0.005 rubles nominal value (the "Common Stock"), of Open Joint Stock Company "Vimpel-Communications," a Russian open joint stock company ("VimpelCom"), as previously filed by Telenor East Invest AS, Telenor Communication AS and Telenor ASA (as amended, the "Statement"), is hereby amended and supplemented with respect to the items set forth below.

Item 2.  Identity and Background

         This amendment to the statement on Schedule 13D is being filed jointly by Telenor East Invest AS, Telenor Mobile Holding AS and Telenor ASA.

         TELENOR EAST INVEST AS

         (a) Telenor East Invest AS, a corporation formed under the laws of Norway.

         (b) Snaroyveien 30
             N-1331 Fornebu
             Norway

         (c) Telenor East Invest AS is engaged principally in the business of investing in the telecommunications industry outside of Norway.

         (d) During the last five years, Telenor East Invest AS has not been convicted in a criminal proceeding.

         (e) During the last five years, Telenor East Invest AS was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor East Invest AS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR EAST INVEST AS

         (a), (b), (c) and (f) The following information sets forth the name, citizenship, business address and present principal occupation of each of the directors and executive officers of Telenor East Invest AS. Except as otherwise indicated, the business address of each of such persons is Telenor East Invest AS, c/o Telenor ASA, Snaroyveien 30, N-1331 Fornebu, Norway.

         DIRECTORS OF TELENOR EAST INVEST AS

Name and Business Address               Citizenship             Present Principal Occupation
-------------------------               -----------             ----------------------------
Sigmund Ekhougen                        Norway                  Vice President of Telenor Mobile Communications AS
(Oslo, Norway)

Torstein Moland                         Norway                  Senior Executive Vice President and Chief Financial
(Lier, Norway)                                                  Officer of Telenor ASA

Henrik Eidemar Torgersen                Norway                  Chairman and Chief Executive Officer of Telenor
(Oslo, Norway)                                                  East Invest AS and Executive Vice President of
                                                                Telenor ASA


         EXECUTIVE OFFICERS OF TELENOR EAST INVEST AS

Name and Business Address               Citizenship             Present Principal Occupation
-------------------------               -----------             ----------------------------
Henrik Eidemar Torgersen                Norway                  Chairman and Chief Executive Officer of Telenor
(Oslo, Norway)                                                  East Invest AS and Executive Vice President of
                                                                Telenor ASA


         (d) During the last five years, none of the above executive officers and directors of Telenor East Invest AS has been convicted in a criminal proceeding.

         (e) During the last five years, none of the above executive officers and directors of Telenor East Invest AS was a party to a civil proceeding of a judicial or administrative body as a result of which Telenor East Invest AS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         TELENOR MOBILE HOLDING AS

         (a) Telenor Mobile Holding AS, a corporation formed under the laws of Norway.

         (b) Snaroyveien 30
             N-1331 Fornebu
             Norway

         (c) Telenor Mobile Holding AS is engaged principally in the development of and investment in the field of telecommunication through direct and indirect ownership of companies and entering into agreements relating to telecommunication.

         (d) During the last five years, Telenor Mobile Holding AS has not been convicted in a criminal proceeding.

         (e) During the last five years, Telenor Mobile Holding AS was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor Mobile Holding AS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR
         MOBILE HOLDING AS

         (a), (b), (c) and (f) The following information sets forth the name, citizenship, business address and present principal occupation of each of the directors and executive officers of Telenor Mobile Holding AS. The address of the directors and executive officers is Telenor Mobile Holding AS, c/o Telenor ASA, Snaroyveien 30 N-1331 Fornebu, Norway.

         DIRECTORS OF TELENOR MOBILE HOLDING AS

Name and Business Address               Citizenship                           Present Principal Occupation
-------------------------               -----------                           ----------------------------
Torstein Moland                         Norway                                Senior Executive Vice President
(Lier, Norway)                                                                and Chief Financial Officer of
                                                                              Telenor ASA
Jan Edvard Thygesen                     Norway                                Executive Vice President of
(Nesbru, Norway)                                                              Telenor ASA and Chief Executive
                                                                              Officer of Telenor Network Services

Stig Eide Sivertsen                     Norway                                Executive Vice President of
(Oslo, Norway)                                                                Telenor ASA and Chairman of
                                                                              Telenor Broadband Services AS
Henrik Eidemar Torgersen                Norway                                Chairman and Chief Executive
(Oslo, Norway)                                                                Officer of Telenor East Invest AS
                                                                              and Executive Vice President of
                                                                              Telenor ASA
Morten Fallstein                        Norway                                Employee Representative
(Oslo, Norway)

Tore Haugland                           Norway                                Employee Representative
(Bergen, Norway)

Anne Mette Hojem                        Norway                                Employee Representative
(Oslo, Norway)

         EXECUTIVE OFFICERS OF TELENOR MOBILE HOLDING AS

Name and Business Address               Citizenship             Present Principal Occupation
-------------------------               -----------             ----------------------------
Arve Johansen                           Norway                  Senior Executive Vice President of Telenor ASA,
(Lier, Norway)                                                  Chief Executive Officer of Telenor Mobile
                                                                Communication AS and Chief Executive Officer of
                                                                Telenor Mobile Holding AS

Tormod Hermansen                        Norway                  Chief Executive Officer of Telenor ASA and
(Oslo, Norway)                                                  Chairman of the Board of Telenor Mobile Holding
                                                                AS


         (d) During the last five years, none of the above executive officers and directors of Telenor Mobile Holding AS has been convicted in a criminal proceeding.

         (e) During the last five years, none of the above executive officers and directors of Telenor Mobile Holding AS has been a party to a civil proceeding of a judicial or administrative body as a result of which such executive officer or director was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         TELENOR ASA

         (a) Telenor ASA, a corporation formed under the laws of Norway.

         (b) Snaroyveien 30
             N-1331 Fornebu

         (c) Telenor ASA is engaged principally in the business of production and supply of services in the fields of telecommunications, data services and media distribution.

         (d) During the last five years, Telenor ASA has not been convicted in a criminal proceeding.

         (e) During the last five years, Telenor ASA was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor ASA was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR ASA

         (a), (b), (c) and (f) The following information sets forth the name, citizenship, business address and present principal occupation of each of the directors and executive officers of Telenor ASA. Except as otherwise indicated, the business address of each of such persons is c/o Telenor ASA, Snaroyveien 30 N-1331 Fornebu, Norway.

         DIRECTORS OF TELENOR ASA

Name and Business Address               Citizenship             Present Principal Occupation
-------------------------               -----------             ----------------------------
Tom Vidar Rygh                          Norway                  Chairman of the Board of Telenor ASA, Executive
(Oslo, Norway)                                                  Vice President of Orkla, Vice Chairman of the
                                                                Board of Industrikapital and Member of the Board
                                                                of Directors of Stepstone ASA

Ashild Marianne Bendiktsen              Norway                  Chief Financial Officer of Entrepenor Bendiktsen
(Salangen, Norway)                                              & Aasen AS

Torleif Enger                           Norway                  Executive Vice President of Norsk Hydro ASA
(Ostre Toten, Norway)

Einar Forde                             Norway                  Director of Telenor ASA
(Oslo, Norway)

Hanne de Mora                           Switzerland             Principal of A-Connect.
(Erlenbach, Switzerland)

Jorgen Lindegaard                       Sweden                  President and Chief Executive Officer of the SAS
(Stockholm, Sweden)                                             Group, Chairman of the Board of Sonofon Holding
                                                                AS and member of the Boards of
                                                                Finansieringsinstituttet for Industri og
                                                                Haandvaerk AS and Superfos AS

Bjorg Ven                               Norway                  Partner, Haavind Vislie Law Firm, Chairman of
(Oslo, Norway)                                                  the Board of the National Insurance Fund and
                                                                Gjensidige NOR Spareforsikring

Per Gunnar Salomonsen                   Norway                  Employee Representative
(Skien, Norway)

Harald Stavn                            Norway                  Employee Representative
(Kongsberg, Norway)

Irma Ruth Tystad                        Norway                  Employee Representative
(Trysil, Norway)

         EXECUTIVE OFFICERS OF TELENOR ASA

Name and Business Address               Citizenship             Present Principal Occupation
-------------------------               -----------             ----------------------------
Tormod Hermansen                        Norway                  Chief Executive Officer of Telenor ASA, Chairman
(Oslo, Norway)                                                  of the Board of Directors of Telenor
                                                                Communication AS and Chairman of the Board of
                                                                Telenor Mobile Holding AS

Arve Johansen                           Norway                  Senior Executive Vice President of Telenor ASA,
(Lier, Norway)                                                  Chief Executive Officer of Telenor Mobile
                                                                Communication AS and Chief Executive Officer of
                                                                Telenor Mobile Holding AS

Torstein Moland                         Norway                  Senior Executive Vice President and Chief
(Lier, Norway)                                                  Financial Officer of Telenor ASA|

Jon Fredrik Baksaas                     Norway                  Deputy Chief Executive Officer of Telenor ASA
(Sandvika, Norway)                                              and Chief Executive Officer of Telenor
                                                                Communication AS

Gun Bente Johansen                      Norway                  Executive Vice President of Telenor ASA
(Oslo, Norway)

Bjorn Formo                             Norway                  Executive Vice President of Telenor ASA
(Oslo, Norway)

Jan Edvard Thygesen                     Norway                  Executive Vice President of Telenor ASA and
(Nesbru, Norway)                                                Chief Executive Officer of Telenor Network
                                                                Services

Morten Lundal                           Norway                  Executive Vice President of Telenor ASA, Chief
(Oslo, Norway)                                                  Executive Officer of Nextra AS and Chairman of
                                                                the Board of Telenor Internett AS

Stig Eide Sivertsen                     Norway                  Executive Vice President of Telenor ASA and
(Oslo, Norway)                                                  Chairman of the Board of Telenor Broadband
                                                                Services AS

Henrik Eidemar Torgersen                Norway                  Executive Vice President of Telenor ASA and
(Oslo, Norway)                                                  Chief Executive Officer and Chairman of the
                                                                Board of Telenor East Invest AS

Berit Svendsen                          Norway                  Executive Vice President of Telenor ASA and
(Oslo, Norway)                                                  Chief Technical Officer of Telenor ASA

         (d) During the last five years, none of the above executive officers and directors of Telenor ASA has been convicted in a criminal proceeding.

         (e) During the last five years, none of the above executive officers and directors of Telenor ASA has been a party to a civil proceeding of a judicial or administrative body as a result of which such executive officer or director was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.  Purpose of the Transactions

Amendment No. 1 to the VimpelCom-Region Primary Agreement

         On July 27, 2001, VimpelCom's shareholders approved the purchase by VimpelCom of newly-issued shares of Open Joint Stock Company "VimpelCom-Region" ("VimpelCom-Region") in an aggregate amount of US$220 million. Under the terms of the transaction documents described in the Statement, VimpelCom-Region will ultimately raise up to US$337 million (if Telenor East Invest AS ("Telenor") and VimpelCom exercise the options described in Amendment No. 14 to the Statement and below). In addition to the US$103 million already contributed by VimpelCom, approximately US$117 million will be raised directly by VimpelCom-Region through two capital increases to be subscribed by Eco Telecom Limited ("Eco Telecom") in November 2002 and November 2003, subject to extension in certain cases, for a total investment of up to US$220 million. Under the transaction documents (prior to the amendments described below), VimpelCom and Telenor had options, either collectively or individually, to invest up to an aggregate of US$117 million directly in VimpelCom-Region simultaneously with Eco Telecom's second and third investment tranches. If VimpelCom and Telenor exercised these options in full, each would have invested US$58.5 million in VimpelCom-Region. If either did not exercise its respective options in full or at all, any unexercised options could have been exercised by the other company.

         On December 3, 2001, as contemplated by the transaction documents described in Amenment No. 14 to the Statement, VimpelCom-Region sold to Eco Telecom newly-issued shares of Type-A convertible voting preferred stock of VimpelCom-Region and one share of common stock of VimpelCom-Region for a purchase price of approximately US$40,000, resulting in Eco Telecom owning 25% plus one share of the outstanding voting capital stock of VimpelCom-Region as of December 3, 2001. After the closing of Eco Telecom's second tranche investment in VimpelCom-Region scheduled for November 2002, the preferred stock will be redistributed among Eco Telecom, Telenor and VimpelCom so that each will own the same percentage of the voting capital stock of VimpelCom-Region that it would have owned if (a) its investment in VimpelCom-Region at the second closing had been applied to purchase common stock of VimpelCom-Region at a price per share of US$40,000 and (b) VimpelCom-Region repurchased from Eco Telecom and cancelled all the shares of VimpelCom-Region's preferred stock owned by Eco Telecom. After the closing of Eco Telecom's third tranche investment in VimpelCom-Region scheduled for November 2003, the preferred stock will again be redistributed among Eco Telecom, Telenor and VimpelCom so that each will own the same percentage of the voting capital stock of VimpelCom-Region that it would have owned if (i) its investments in VimpelCom-Region at the third closing had been applied to purchase common stock of VimpelCom-Region at a price per share of US$40,000 and (ii) VimpelCom-Region repurchased from Eco Telecom and cancelled such number of shares of VimpelCom-Region's preferred stock owned by Eco Telecom to the extent necessary for Eco Telecom to own at least 25% plus 1 share of the issued and outstanding voting capital stock of VimpelCom-Region (subject to certain adjustments in the event that Eco Telecom defaults on its obligations under to the transaction documents).

         On May 15, 2002, VimpelCom, VimpelCom-Region, Eco Telecom and Telenor entered into Amendment No. 1 to the VimpelCom-Region Primary Agreement. Amendment No. 1 to the VimpelCom-Region Primary Agreement requires VimpelCom to exercise its option to purchase newly-issued shares of common stock of VimpelCom-Region in November 2002 (subject to extension in certain cases) for an aggregate purchase price of the ruble equivalent of either (a) US$58.5 million if Telenor exercises its option to purchase newly-issued shares of VimpelCom-Region for a purchase price of US$58.5 million or (b) US$117 million if Telenor does not exercise its option to purchase newly-issued shares of VimpelCom-Region. Eco Telecom will invest in VimpelCom-Region US$58.5 million in November 2002 and US$58.5 million in November 2003, subject to extension in certain cases, as required under the terms of the VimpelCom-Region Primary Agreement, unless it chooses to accelerate all or a part of the amount it is required to invest in November 2003.

         Amendment No. 1 to the VimpelCom-Region Primary Agreement also provides that Telenor's option to invest US$29.5 million in VimpelCom-Region in November 2002 has been combined with its option to invest US$29.5 million in VimpelCom-Region in November 2003. After giving effect to Amendment No. 1 to the VimpelCom-Region Primary Agreement, Telenor now has a single option to invest US$58.5 million in VimpelCom-Region in November 2002 (subject to extension in certain cases). Such option cannot be exercised in part.

         The description of Amendment No. 1 to the VimpelCom-Region Primary Agreement contained in this Item 4 is qualified in its entirety by reference to the complete text of Amendment No. 1 to the VimpelCom-Region Primary Agreement filed as Exhibit B hereto.


Amendment No. 1 to the VimpelCom-Region Shareholders Agreement

         On May 15, 2002, VimpelCom, VimpelCom-Region, Eco Telecom and Telenor entered into Amendment No. 1 to the VimpelCom-Region Shareholders Agreement (defined in the Statement as the "VIP-R Shareholders Agreement" and hereinafter referred to as the "VimpelCom-Region Shareholders Agreement"). Amendment No. 1 to the VimpelCom-Region Shareholders Agreement provides that if external financing is not obtained by February 2005 in order to meet VimpelCom-Region's five-year funding plan, VimpelCom-Region will give each of its shareholders the right to contribute to its capital on a pro rata basis in an amount necessary to make up the funding shortfall. However, if any shareholder does not exercise its right to make such a contribution, the other shareholders would have the right to contribute on a pro rata basis all or a portion of such shareholder's contribution. As part of Amendment No.1 to the VimpelCom-Region Shareholders Agreement, the shareholders of VimpelCom-Region also agreed to vote in favor of and take all actions necessary to affect the issuance of shares in connection with any such share issuance.

         In addition, the parties agreed on certain additional terms relating to a proposed business combination of VimpelCom and VimpelCom-Region, including that the review of such a combination may be initiated by any shareholder of VimpelCom-Region that owns at least twenty-five percent (25%) plus one share of VimpelCom-Region's voting shares (with respect to Eco Telecom, so long as it has not failed to pay the purchase price for the shares of VimpelCom-Region at the second or third closings). Such a review must be initiated prior to November 5, 2007 and may be initiated at any time after November 2003 (subject to extension in certain cases) and on and after the date on which VimpelCom-Region has equal to or more than the number of subscribers as VimpelCom's Moscow operations. In the event such a business combination review is initiated, VimpelCom is required to negotiate in good faith with VimpelCom-Region to determine the structure and terms and conditions of the business combination. To consummate any such business combination, VimpelCom is also required to obtain a fairness opinion from an international investment bank selected in accordance with the procedures set forth in the VimpelCom-Region Shareholders Agreement, as amended. If (a) such international investment bank determines that certain parameters are satisfied with respect to the fair market value of the equity of VimpelCom as it relates to the fair market value of the equity of VimpelCom-Region, (b) the ratio of the number of subscribers of VimpelCom's Moscow operations to the number of subscribers of VimpelCom-Region is between 1:1 and 1:1.2, and (c) VimpelCom and VimpelCom-Region have negotiated the structure and terms of the business combination, then the parties are required to take the following actions in furtherance of a business combination: (i) subject to relevant fiduciary duties and obtaining shareholder, regulatory and other necessary approvals, VimpelCom and VimpelCom-Region are required to negotiate in good faith and use all commercially reasonable efforts to take all actions necessary to effect the business combination; (ii) subject to the foregoing, VimpelCom is required to submit to its shareholders for approval the business combination and issuance of capital stock by it or one of its wholly-owned subsidiaries (or another entity as the parties may determine); and (iii) Eco Telecom, Telenor and VimpelCom are required to take all actions within their respective capacity as shareholders of VimpelCom-Region to approve and effect the business combination.

         Amendment No. 1 to the VimpelCom-Region Shareholders Agreement also provides for VimpelCom-Region to amend and restate its charter to provide that the board of directors of VimpelCom-Region will be disbanded to create a unified management structure under VimpelCom. Issues that would otherwise have been addressed by the Board of Directors of VimpelCom-Region will now be referred to the shareholders of VimpelCom-Region. VimpelCom will vote its shares of VimpelCom-Region in accordance with decisions approved by at least 80% of all of the members of VimpelCom's Board of Directors. In addition, VimpelCom-Region's charter will be amended to provide that the General Director of VimpelCom-Region will be appointed by a simple majority vote of the shareholders of VimpelCom-Region. The amended and restated charter of VimpelCom-Region also reflects changes required to bring the charter into compliance with Federal Law No. 120-FZ dated August 7, 2001, on Amending the Federal Law on Joint Stock Companies.

         The description of Amendment No. 1 to the VimpelCom-Region Shareholders Agreement contained in this Item 6 is qualified in its entirety by reference to the complete text of Amendment No. 1 to the VimpelCom-Region Shareholders Agreement filed as an Exhibit C hereto.


Amendment No. 1 to the VimpelCom-Region Registration Rights Agreement

         On May 15, 2002, VimpelCom, VimpelCom-Region, Eco Telecom and Telenor entered into Amendment No. 1 to the VimpelCom-Region Registration Rights Agreement (defined as the "VimpelCom-R Registration Rights Agreement" in Amendment No. 14 to the Statement and hereinafter referred to as the "VimpelCom-Region Registration Rights Agreement"). The principal effect of Amendment No. 1 to the VimpelCom-Region Registration Rights Agreement is to amend the VimpelCom-Region Registration Rights Agreement to reflect the amendment to VimpelCom-Region's charter which eliminated VimpelCom-Region's Board of Directors and refers issues that would otherwise have been decided by the Board of Directors of VimpelCom-Region to VimpelCom-Region's shareholders.

         The description of Amendment No. 1 to the VimpelCom-Region Registration Rights Agreement contained in this Item 6 is qualified in its entirety by reference to the complete text of the Amendment No. 1 to the VimpelCom-Region Registration Rights Agreement filed as Exhibit D hereto.

Item 5.            Interest in Securities of the Issuer

         On April 12, 2002, as part of a restructuring of Telenor ASA and its subsidiaries, Telenor Communication AS ("Telenor Communication") transferred all of the issued and outstanding shares of Telenor East Invest AS to a newly created holding company, Telenor Mobile Holding AS ("Telenor Mobile Holding").

            The restructuring was carried out through a transfer by Telenor ASA of fifty-eight point ten percent (58.10%) of Telenor Communication's outstanding share capital back to Telenor Communication in exchange for one hundred percent (100%) of the share capital of Telenor East Invest AS and the shares of certain other subsidiaries of Telenor Communication. Telenor ASA then transferred such other shares to Telenor Mobile Holding in exchange for shares of Telenor Mobile Holding equal to the value of the share capital of Telenor East Invest AS and such other shares. After giving effect to such transfer, Telenor Mobile Holding owns 100% of all of the issued and outstanding shares in Telenor East Invest AS.

         Mr. Jo Lunder, an employee of Telenor ASA seconded to VimpelCom and currently serving as VimpelCom's CEO and General Director, holds options to purchase 41,650 shares of Common Stock of VimpelCom. As a result, Telenor East Invest AS, Telenor Mobile Holding and/or Telenor ASA may be deemed to be indirect beneficial owners of the shares of Common Stock of VimpelCom subject to the options held by Mr. Lunder. Neither the filing of this Amendment No. 15 nor any of its contents shall be deemed to constitute an admission that Telenor East Invest AS, Telenor Mobile Holding or Telenor ASA is the beneficial owner of the shares of VimpelCom subject to the options held by Mr. Lunder for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purposes, and such beneficial ownership is expressly disclaimed.

            Telenor Mobile Holding is a direct wholly owned subsidiary of Telenor ASA. As a result, Telenor Mobile Holding and/or Telenor ASA may be deemed to be indirect beneficial owners of the shares of Common Stock of VimpelCom owned by Telenor East Invest AS. Neither the filing of this Amendment No. 15 nor any of its contents shall be deemed to constitute an admission that Telenor Mobile Holding or Telenor ASA is the beneficial owner of the shares of VimpelCom held by Telenor East Invest AS for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purposes, and such beneficial ownership is expressly disclaimed.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            Except as provided in Amendment No. 1 to the VimpelCom-Region Primary Agreement, Amendment No. 1 to the VimpelCom Region Shareholders Agreement and Amendment No. 1 VimpelCom-Region Registration Rights Agreement or as set forth herein, neither Telenor East Invest AS, Telenor Mobile Holding or Telenor ASA, nor to the best of Telenor East Invest AS's, Telenor Mobile Holdings' or Telenor ASA's knowledge, none of the individuals named in Item 2 hereof, has entered into any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of VimpelCom, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.            Material to be Filed as Exhibits

     1. Attached hereto as Exhibit "A" is a conformed copy of the Joint Filing Agreement dated June 21, 2002 (the "Joint Filing Agreement") between and among Telenor East Invest AS, Telenor Mobile Holding AS, Telenor Communication AS and Telenor ASA relating to the filing of amendments to the Joint Statement on Schedule 13D.

     2. Attached hereto as Exhibit "B" is a copy of Amendment No. 1 to the VimpelCom-Region Primary Agreement dated as of May 15, 2002 between and among VimpelCom, VimpelCom-Region, Eco Telecom and Telenor East Invest AS.

     3. Attached hereto as Exhibit "C" is a copy of Amendment No. 1 to the VimpelCom-Region Shareholders Agreement dated as of May 15, 2002 between and among VimpelCom, VimpelCom-Region, Eco Telecom and Telenor East Invest AS.

     4. Attached hereto as Exhibit "D" is a copy of Amendment No. 1 to the VimpelCom-Region Registration Rights Agreement dated as of May 15, 2002 between and among VimpelCom, VimpelCom-Region, Eco Telecom and Telenor East Invest AS.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment to the statement on
Schedule 13D is true, complete and correct and that such statement, as amended hereby, is true, complete and correct.

Dated: June 21, 2002                         TELENOR EAST INVEST AS

                                             By /s/ Henrik Eidemar Torgersen
                                                -------------------------------
                                                  Henrik Eidemar Torgersen
                                                  Chief Executive Officer

                                             TELENOR MOBILE HOLDING AS

                                             By  /s/ Arve Johansen
                                                -------------------------------
                                                   Arve Johansen
                                                   Chief Executive Officer

                                             TELENOR ASA

                                             By /s/ Tormod Hermansen
                                                -------------------------------
                                                  Tormod Hermansen
                                                  Chief Executive Officer

                                Index to Exhibits

Exhibit A         Attached hereto as Exhibit "A" is a conformed copy of the
                  Joint Filing Agreement dated June 21, 2002 (the "Joint Filing
                  Agreement") between and among Telenor East Invest AS, Telenor
                  Mobile Holding AS, Telenor Communication AS and Telenor ASA relating to the filing of amendments to the Joint Statement on
                  Schedule 13D.

Exhibit B         Attached hereto as Exhibit "B" is a copy of Amendment No. 1 to the VimpelCom-Region Primary Agreement dated as of May 15, 2002 between and among VimpelCom, VimpelCom-Region, Eco
                  Telecom and Telenor East Invest AS.

Exhibit C         Attached hereto as Exhibit "C" is a copy of Amendment No. 1 to the VimpelCom-Region Shareholders Agreement dated as of May
                  15, 2002 between and among VimpelCom, VimpelCom-Region, Eco
                  Telecom and Telenor East Invest AS.

Exhibit D         Attached hereto as Exhibit "D" is a copy of Amendment No. 1 to the VimpelCom-Region Registration Rights Agreement dated as of May 15, 2002 between and among VimpelCom, VimpelCom-Region,
                  Eco Telecom and Telenor East Invest AS.

                                    EXHIBIT A

                                 Conformed Copy

                             JOINT FILING AGREEMENT

We, Telenor East Invest AS, Telenor Mobile Holding AS and Telenor ASA, the signatories of the amendment to the statement on Schedule 13D to which this Agreement is attached, hereby agree that such amendment is filed jointly on behalf of Telenor East Invest AS, Telenor Mobile Holding AS and Telenor ASA. Any subsequent amendments thereto filed by any of us will be filed jointly on behalf of Telenor East Invest AS, Telenor Mobile Holding AS and Telenor ASA. Telenor East Invest AS, Telenor Communication AS and Telenor ASA hereby agree that the joint filing agreement dated October 12, 2000 between them is hereby terminated and that such Agreement shall be replaced by this Joint Filing Agreement.

Dated:   June 21, 2002

                                             TELENOR EAST INVEST AS


                                             By  /s/ Henrik Eidemar Torgersen
                                                -------------------------------
                                                  Henrik Eidemar Torgersen
                                                  Chief Executive Officer

                                             TELENOR MOBILE HOLDING AS

                                             By  /s/ Arve Johansen
                                                -------------------------------
                                                   Arve Johansen
                                                   Chief Executive Officer

                                             TELENOR ASA

                                             By /s/ Tormod Hermansen
                                                -------------------------------
                                                  Tormod Hermansen
                                                  Chief Executive Officer

                                             TELENOR COMMUNICATION AS

                                             By /s/ Jon Fredrik Baksaas
                                                -------------------------------
                                                  Jon Fredrik Baksaas
                                                  Chief Executive Officer

                                                                       Exhibit B

                      AMENDMENT NO. 1 TO PRIMARY AGREEMENT

         This Amendment No. 1 to Primary Agreement (this "Amendment"), dated as of the 15th day of May, 2002, by and among OPEN JOINT STOCK COMPANY "VIMPEL-COMMUNICATIONS", an open joint stock company organized and existing under the laws of the Russian Federation ("VIP"), ECO TELECOM LIMITED, a company organized and existing under the laws of Gibraltar ("Eco Telecom"), TELENOR EAST INVEST AS, a company organized and existing under the laws of Norway ("Telenor") and OPEN JOINT STOCK COMPANY "VIMPELCOM-REGION", an open joint stock company organized and existing under the laws of the Russian Federation (the "Company").

         WHEREAS, VIP, Eco Telecom, Telenor and the Company are parties to that Primary Agreement, dated as of May 30, 2001 (the "Primary Agreement"); and

         WHEREAS, VIP, Eco Telecom, Telenor and the Company desire to amend the Primary Agreement on the terms set forth herein.

         NOW, THEREFORE, to implement the foregoing and in consideration of the mutual terms and conditions contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

         1. Unless otherwise expressly stated herein to the contrary, all provisions of the Primary Agreement shall remain valid, binding and in effect as set forth in the Primary Agreement, except as necessary to give effect to the matters set forth in this Amendment. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Primary Agreement.

         2. The following schedules to the Primary Agreement shall be deleted:
2.03(a)(ii) and 2.03(a)(iii).

         3. Exhibit B to the Primary Agreement shall be renamed "EXHIBIT B - FORM OF SECOND CLOSING DISCLOSURE LETTER". Exhibit C to the Primary Agreement shall be renamed "EXHIBIT C - FORM OF SECOND CLOSING OPTION WAIVER NOTICE".

         4. The word "Board" in Sections 5.05(a) and 5.05(b) of the Primary Agreement shall be deleted and replaced with the word "GMS".

         5. The definitions set forth on Appendix A hereto shall be deleted from
Section 1.01 of the Primary Agreement in their entirety and shall be of no further force or effect.

         6. The following definitions set forth in Section 1.01 of the Primary Agreement shall each be amended and restated in their entirety to read as follows:

"Actually known to such Purchaser" shall mean, with respect to each Purchaser, to the knowledge and belief of the Persons specified immediately below the name of such Purchaser on

Schedule 1.01(A), except that for purposes of Section 2.04, such phrase shall
-----------------
have the meaning set forth in Section 2.04(e)(iii).

"Additional Closings Shares" shall mean the number of shares of Common Stock that VIP and/or Telenor, as the case may be, may purchase at the Additional Second Closings.

"Additional Closings Purchase Price" shall mean the aggregate cash amount, if any, paid by VIP or Telenor, as the case may be, at the Additional Second Closings.

"Agreement" shall mean this Primary Agreement, the Disclosure Letter, the Exhibits and the Schedules hereto and the certificates delivered in accordance with Article VIII and Article IX.

"Charter" shall mean the most recent version of the charter (ustav) of the Issuer, as registered with the MRC on December 26, 2001 and as may be amended from time to time.

"Closings" shall mean the First Closing, the Second Closing, the Third Closing, the Additional Second Closings and the Preferred Stock Closing.

"Disclosure Letter" shall mean the Second Closing Disclosure Letter.

"Per Share Price" shall mean the price per share of Common Stock as set forth in
Schedule 1.01(C); provided, however, if in connection with the Second Closing
----------------  --------- --------
and/or Third Closing, the GMS determines, upon written advice of legal counsel and an independent licensed appraiser (otsenshik), that the Per Share Price shall represent an amount less than or greater than set forth in Schedule
                                                                 --------
1.01(C), then the parties hereto agree that for purposes of Sections 2.02, 2.03
--------
and 2.04 of this Agreement, the Per Share Price shall mean such amount as determined by the GMS.

"Preferred Stock" shall mean, collectively, the shares of type A convertible preferred stock of the Issuer, as defined in the Charter.

"Purchasers' Shares" shall mean the First Closing VIP Shares, the Second Closing Shares, the Third Closing Shares, the Additional Closings Shares and the Additional Second Closing Eco Telecom Shares, collectively.

 "Second Closing Contribution Default Percentage" shall mean, in respect of any Purchaser, the percentage of the issued and outstanding voting capital stock of the Issuer that such Purchaser would have owned if:

         (i) the issuance of the Second Closing VIP Shares and the Second Closing Telenor Shares (if any) at the Second Closing was effected at the Per Share Price specified in Schedule 1.01(C) without redistribution of Preferred Stock as contemplated in Section 2.08;

         (ii) (if Telenor has exercised the VIP-R Call Option before the Second Closing Date) Telenor exercised the VIP-R Call Option, but redistribution of the Preferred Stock as contemplated in Section 2.10 did not occur; and

         (iii) the Preferred Stock Closing has occurred and the Issuer repurchased from Eco Telecom and cancelled all the shares of Eco Telecom Preferred Stock.

"Second Closing Date" shall mean the date on which the Second Closing is scheduled to occur, which date will be the twelve (12) month anniversary of the First Closing Date (or, if such date is not a Business Day, then on the first Business Day following such date), or such other date as the parties hereto may mutually determine; provided, however, that either Eco Telecom or VIP may extend
                    --------- --------
the Second Closing Date by written notice to the Issuer, Telenor, and VIP or Eco Telecom, respectively, to a date which is a Business Day and which is not more than seven (7) months following the 12 month anniversary of the First Closing Date, if Eco Telecom or VIP, respectively, has complied with Section 7.01 and notwithstanding such compliance, MAMP approval has not yet been obtained by Eco Telecom or VIP, respectively, on such 12 month anniversary. For the avoidance of doubt, the parties hereto acknowledge and agree that, in the event either Eco Telecom or VIP extends the date of the Second Closing Date pursuant to the terms hereof, the Second Closing contemplated hereby, and the purchase and sale of the Second Closing VIP Shares and the Second Closing Telenor Shares, if any, shall be held on the Second Closing Date, as extended.

"Second Closing Implied Percentage" shall mean, in respect of any Purchaser, the percentage of the issued and outstanding voting capital stock of the Issuer that such Purchaser would have owned if:

         (i) (if Telenor has exercised the VIP-R Call Option before the Second Closing Date) Telenor exercised the VIP-R Call Option, but redistribution of the Preferred Stock as contemplated by Section 2.10 did not occur,

         (ii) the issuance of the Second Closing Shares at the Second Closing was effected at the Per Share Price specified in Schedule 1.01(C), without redistribution of shares of Eco Telecom Preferred Stock as contemplated by Section 2.08, and

         (iii) the Preferred Stock Closing has occurred and the Issuer repurchased from Eco Telecom and cancelled all the shares of Eco Telecom Preferred Stock.

"Second Closing Issuer/Eco Telecom Indemnity Amount" shall mean the sum of (a) the First Closing Issuer/Eco Telecom Indemnity Amount plus (b) (x) if Eco Telecom has purchased the Second Closing Eco Telecom Shares, US$58.5 million or
(y) if Eco Telecom has purchased the Second Closing Eco Telecom Shares and the Additional Second Closing Eco Telecom Shares, the sum of US$58.5 million plus the Additional Second Closing Eco Telecom Purchase Price or (z) if Eco Telecom has not purchased the Second Closing Eco Telecom Shares, US$0.

"Second Closing Issuer/VIP Indemnity Amount" shall mean the sum of (a) the First Closing Issuer/VIP Indemnity Amount plus (b) (x) if VIP has purchased the Second Closing VIP Shares, an amount equal to the Second Closing VIP Purchase Price or
(y) if VIP has not purchased the Second Closing VIP Shares, an amount equal to US$0.

"Second Closing Purchase Price" shall mean the aggregate of the Second Closing Eco Telecom Purchase Price, the Additional Second Closing Eco Telecom Purchase Price, the Second Closing VIP Purchase Price and the Second Closing Telenor Purchase Price.

"Second Closing Shares" shall mean the Second Closing Eco Telecom Shares, the Additional Second Closing Eco Telecom Shares, if any, the Second Closing VIP Shares and the Second Closing Telenor Shares, if any.

"Second Closing Telenor Purchase Price" shall have the meaning specified in
Section 2.04(b).

"Second Closing Telenor Shares" shall mean the Second Closing Telenor Primary Option Shares.

"Second Closing VIP Primary Shares" shall have the meaning specified in Section 2.04(a).

"Second Closing VIP Secondary Shares" shall have the meaning specified in
Section 2.04(a).

"Second Closing VIP Shares" shall mean the number of shares of Common Stock that VIP shall purchase at the Second Closing pursuant to Section 2.04(a).

"Third Closing Contribution Default Percentage" shall mean, in respect of any Purchaser, the percentage of the issued and outstanding voting capital stock of the Issuer that such Purchaser would have owned if:

         (i) the issuance of the Second Closing Shares at the Second Closing was effected at the Per Share Price specified in Schedule 1.01(C) without redistribution of Preferred Stock as contemplated in Section 2.08;

         (ii) the issuance of the Third Closing Shares at the Third Closing was effected at the Per Share Price specified in Schedule 1.01(C) without redistribution of Preferred Stock as contemplated in Section 2.09;

         (iii) (if Telenor has exercised the VIP-R Call Option before the Third Closing Date) Telenor exercised the VIP-R Call Option, but redistribution of the Preferred Stock as contemplated in Section 2.10 did not occur; and

         (iv) the Preferred Stock Closing has occurred and the Issuer repurchased from Eco Telecom and cancelled all the shares of Preferred Stock.

"Third Closing Eco Telecom Purchase Price" shall mean a cash amount equal to the amount set forth on Schedule 2.03(b)(i), reduced by the sum of (i) the
                    --------------------
Additional Second Closing Eco Telecom Purchase Price, if any and (ii) the Third Closing Redirection Amount, if any.

"Third Closing Implied Percentage" shall mean, in respect of any Purchaser, the percentage of the issued and outstanding voting capital stock of the Issuer that such Purchaser would have owned if:

         (i) the issuance of the Second Closing Shares at the Second Closing was effected at the Per Share Price specified in Schedule 1.01(C), without
                                                      -----------------
         redistribution of shares of Eco Telecom Preferred Stock as contemplated by Section 2.08, and

         (ii) the issuance of the Third Closing Shares at the Third Closing was effected at the Per Share Price specified in Schedule 1.01(C), without
                                                      -----------------
         redistribution of shares of Eco Telecom Preferred Stock as contemplated by Section 2.09, and

         (iiii) (if Telenor has exercised the VIP-R Call Option before the Second Closing Date) Telenor exercised the VIP-R Call Option, without redistribution of the Preferred Stock as contemplated by Section 2.10, and

          (iv) the Preferred Stock Closing has occurred and the Issuer repurchased from Eco Telecom and cancelled all the shares of Eco Telecom Preferred Stock which would have been required to have been repurchased and cancelled for Eco Telecom to own at least twenty-five percent (25%) plus one (1) share of the issued and outstanding voting capital stock of the Issuer (after giving effect to the transactions described in clauses (i) through (iii) hereof).

"Third Closing Purchase Price" shall mean the Third Closing Eco Telecom Purchase Price.

"Third Closing Shares" shall mean the Third Closing Eco Telecom Shares, if any.

"Total Issuer/Eco Telecom Indemnity Amount" shall mean, (a) from the First Closing Date to (but excluding) the date on which the Second Closing occurs, the First Closing Issuer/Eco Telecom Indemnity Amount, (b) from (and including) the date on which the Second Closing occurs to (but excluding) (i) the date on which the Third Closing, if applicable, occurs, or (ii) if the Third Closing does not occur because Eco Telecom purchased its entire allotment of Additional Second Closing Eco Telecom Shares at the Second Closing (i.e., the Additional Second Closing Eco Telecom Purchase Price was US$58,500,000), the date on which the representations, warranties, covenants and agreements of the parties to this Agreement cease to survive as provided in Article XII herein, the Second Closing Issuer/Eco Telecom Indemnity Amount, and (c) if applicable, from (and including) the date on which the Third Closing occurs to the date the representations, warranties, covenants and agreements of the parties to this Agreement cease to survive as provided in Article XII herein, the sum of (i) the First Closing Issuer/Eco Telecom Indemnity Amount, (ii) the Second Closing Issuer/Eco Telecom Indemnity Amount and (iii) (x) if Eco Telecom has purchased the Third Closing Eco Telecom Shares, the Third Closing Eco Telecom Purchase Price or (y) if Eco Telecom has not purchased the Third Closing Eco Telecom Shares, US$0.

"Total Issuer/Telenor Indemnity Amount" shall mean from (and including) the date on which the Second Closing occurs to (but excluding) the date the representations, warranties, covenants and agreements of the parties to this Agreement cease to survive as provided in Article XII herein, the Second Closing Issuer/Telenor Indemnity Amount.

"Total Issuer/VIP Indemnity Amount" shall mean (a) from the First Closing Date to (but excluding) the date on which the Second Closing occurs, the First Closing Issuer/VIP Indemnity Amount, (b) from (and including) the date on which the Second Closing occurs to (but excluding) the date the representations, warranties, covenants and agreements of the parties to this Agreement cease to survive as provided in Article XII herein, the sum of (i) the First Closing Issuer/VIP Indemnity Amount, and (ii) the Second Closing Issuer/VIP Indemnity Amount.

"Trademark Agreements" shall mean the Trademark License Agreements, dated the date hereof, between the Issuer and VIP, as listed on Schedule 1.01(D), as amended.

"VIP-R Registration Rights Agreement" shall mean the Registration Rights Agreement, dated the date hereof, among the Issuer, VIP, Eco Telecom and Telenor, as amended.

"VIP-R Shareholders Agreement" shall mean the Shareholders Agreement, dated the date hereof, among Eco Telecom, Telenor, VIP and the Issuer, as amended.

         7. The following definitions shall be added to Section 1.01 of the Primary Agreement:

"Additional Second Closing Eco Telecom Shares" shall mean the number of shares of Common Stock determined by dividing the Additional Second Closing Eco Telecom Purchase Price by the Per Share Price.

"Additional Second Closing Eco Telecom Purchase Price" shall mean the cash amount delivered to the Issuer by Eco Telecom at the Second Closing in respect of the Additional Second Closing Eco Telecom Shares, in a minimum amount of US$22,000,000 and a maximum amount of US$58,500,000.

         8. Sections 2.02 through 2.11 of the Primary Agreement shall be deleted and replaced in their entirety with the following:


2.02     Second Closing
         --------------

         (a)      Purchase and Sale.
                  -----------------


                  (i)       Eco Telecom.
                            -----------


         (A) Subject to the terms and conditions contained in this Agreement and in accordance with the procedures set forth in Schedule 2.02(a)(i) attached
                                               -------------------
hereto, on the Second Closing Date, (x) the Issuer shall issue and sell to Eco Telecom, and (y) Eco Telecom shall purchase from the Issuer, the Second Closing Eco Telecom Shares. In addition, Eco Telecom shall consider in good faith, without any legal obligation, the purchase from the Issuer at the Second Closing of the Additional Second Closing Eco Telecom Shares. In the event that, at the Second Closing, Eco Telecom delivers to the Issuer the Additional Second Closing Eco

Telecom Purchase Price then, subject to the terms and conditions contained in this Agreement and in accordance with the procedures set forth in Schedule 2.02(a)(i) attached hereto, on the Second Closing Date (x) the Issuer shall issue and sell to Eco Telecom, and (y) Eco Telecom shall purchase from the Issuer, the Additional Second Closing Eco Telecom Shares. The parties hereto acknowledge and agree that, in the event Eco Telecom considers in good faith the purchase of the Additional Second Closing Eco Telecom Shares at the Second Closing but nonetheless does not make such purchase, Eco Telecom shall not be deemed to have breached its obligation to purchase the Additional Second Closing Eco Telecom Shares pursuant to this Section 2.02(a)(i)(A).

         (B) For purposes of this Section 2.02(a)(i)(B) only, the Second Closing Eco Telecom Shares shall be deemed to also include the Additional Second Closing Eco Telecom Shares, if any, purchased by Eco Telecom at the Second Closing. Subject to the terms and conditions of this Agreement, solely for the purpose of Russian Law and solely to the extent Russian Law may be applicable (i) this Agreement shall be considered a preliminary agreement (predvaritelnyi dogovor) and not a transaction involving securities (sdelka s tsennymi bumagami); (ii) by virtue of entering into this Agreement, (x) the Issuer shall not be obligated to transfer any Second Closing Eco Telecom Shares to Eco Telecom or be considered to have offered any Second Closing Eco Telecom Shares to Eco Telecom and (y) Eco Telecom shall not be obligated to purchase any Second Closing Eco Telecom Shares from the Issuer or to make payment for any Second Closing Eco Telecom Shares;
(iii) the actual transactions contemplated by Section 2.02(a)(i)(A) shall not constitute transactions involving securities (sdelki s tsennymi bumagami); and
(iv) in no event shall such transactions take place before the registration of the issuance of the Second Closing Eco Telecom Shares with the FCSM and payment in full for the Second Closing Eco Telecom Shares by Eco Telecom, if and to the extent such registration and payment are required under Russian Law. The placement of the Second Closing Eco Telecom Shares shall occur on the date on which the Second Closing Eco Telecom Shares are disposed of (otchuzdeny) by the Issuer in favor of Eco Telecom, by transferring the title to the Second Closing Eco Telecom Shares to Eco Telecom at the Second Closing. This Section 2.02(a)(i)(B) shall have no effect on the interpretation of this Agreement under the laws of the State of New York, by which this Agreement is expressed to be governed. Subject to the terms and conditions contained in this Agreement, immediately upon the registration of the issuance of the Second Closing Eco Telecom Shares with the FCSM and in any event prior to the Issuer's execution of any other agreement with respect to any of the Second Closing Eco Telecom Shares, the Issuer and Eco Telecom shall execute the Individual Share Purchase Agreement (osnovnoi dogovor) attached as Annex A to Schedule 2.02(a)(i) which shall incorporate by reference the terms and conditions of this Agreement applicable to Eco Telecom, except that this Section 2.02(a)(i)(B) shall be excluded.

      (ii)     VIP
               ---

         (A) Subject to the terms and conditions contained in this Agreement and in accordance with the procedures set forth in Schedule 2.02(a)(ii) attached
                                               --------------------
hereto, on the Second Closing Date (x) the Issuer shall issue and sell to VIP, and (y) VIP shall purchase from the Issuer, the Second Closing VIP Shares.

         (B) Subject to the terms and conditions of this Agreement, solely for the purpose of Russian Law and solely to the extent Russian Law may be applicable (i) this Agreement shall be considered a preliminary agreement (predvaritelnyi dogovor) and not a transaction involving securities (sdelka s tsennymi bumagami); (ii) by virtue of entering into this Agreement, (x) the Issuer shall not be obligated to transfer any Second Closing VIP Shares to VIP or be considered to have offered any Second Closing VIP Shares to VIP and (y) VIP shall not be obligated to purchase any Second Closing VIP Shares from the Issuer or to make payment for any Second Closing VIP Shares; (iii) the actual transactions contemplated by Section 2.02(a)(ii)(A) shall not constitute transactions involving securities (sdelki s tsennymi bumagami); and (iv) in no event shall such transactions take place before the registration of the issuance of the Second Closing VIP Shares with the FCSM and payment in full for the Second Closing VIP Shares by VIP, if and to the extent such registration and payment are required under Russian Law. The placement of the Second Closing VIP Shares shall occur on the date on which the Second Closing VIP Shares are disposed of (otchuzdeny) by the Issuer in favor of VIP, by transferring the title to the Second Closing VIP Shares to VIP at the Second Closing. This
Section 2.02(a)(ii)(B) shall have no effect on interpretation of this Agreement under the laws of the State of New York, by which this Agreement is expressed to be governed. Subject to the terms and conditions contained in this Agreement, immediately upon the registration of the issuance of the Second Closing VIP Shares with the FCSM and in any event prior to the Issuer's execution of any other agreement with respect to any of the Second Closing VIP Shares, the Issuer and VIP shall execute the Individual Share Purchase Agreement (osnovnoi dogovor) attached as Annex A to Schedule 2.02(a)(ii) which shall incorporate by reference the terms and conditions of this Agreement applicable to VIP, except that this
Section 2.02(a)(ii)(B) shall be excluded.

   (iii)     Telenor.
             -------

         (A) Subject to the terms and conditions contained in this Agreement and in accordance with the procedures set forth in Schedule 2.02(a)(iii) attached
                                               ---------------------
hereto, on the Second Closing Date, in the event that Telenor exercises the Second Closing Telenor Option pursuant to Section 2.04, (x) the Issuer shall issue and sell to Telenor, and (y) Telenor shall purchase from the Issuer, the Second Closing Telenor Shares.

         (B) Subject to the terms and conditions of this Agreement, solely for the purpose of Russian Law and solely to the extent Russian Law may be applicable (i) this Agreement shall be considered a preliminary agreement (predvaritelnyi dogovor) and not a transaction involving securities (sdelka s tsennymi bumagami); (ii) by virtue of entering into this Agreement, (x) the Issuer shall not be obligated to transfer any Second Closing Telenor Shares to Telenor or be considered to have offered any Second Closing Telenor Shares to Telenor and (y) Telenor shall not be obligated to purchase any Second Closing Telenor Shares from the Issuer or to make payment for any Second Closing Telenor Shares; (iii) the actual transactions contemplated by Section 2.02(a)(iii)(A) shall not constitute transactions involving securities (sdelki s tsennymi bumagami); and (iv) in no event shall such transactions take place before the registration of the issuance of the Second Closing Telenor Shares with the FCSM and payment in full for the Second Closing Telenor Shares by Telenor, if and to the extent such registration and payment are required under Russian Law. The placement of the Second Closing Telenor Shares shall occur on the date on which the Second Closing Telenor Shares are disposed of (otchuzdeny) by the Issuer in favor of Telenor, by transferring the title to the Second Closing Telenor Shares to Telenor at the Second Closing. This Section 2.02(a)(iii)(B) shall have no effect on the interpretation of this Agreement under the laws of the State of New York, by which this Agreement is expressed to be governed. Subject to the terms and conditions contained in this Agreement, immediately upon the registration of the issuance of the Second Closing Telenor Shares with the FCSM and in any event prior to the Issuer's execution of any other agreement with respect to any of the Second Closing Telenor Shares, the Issuer and Telenor shall execute the Individual Share Purchase Agreement (osnovnoi dogovor) attached as Annex A to Schedule 2.02(a)(iii) which shall incorporate by reference the terms and conditions of this Agreement applicable to Telenor, except that this Section 2.02(a)(iii)(B) shall be excluded.

    (b)   Purchase Price.
          --------------


         (i) Eco Telecom. Subject to the terms and conditions hereof and in
             ------------
consideration of the sale and transfer to Eco Telecom by the Issuer of the Second Closing Eco Telecom Shares and the Additional Second Closing Eco Telecom Shares, if any, on the Second Closing Date, Eco Telecom shall pay to the Issuer
(A) the Second Closing Eco Telecom Purchase Price and (B) if applicable, the Additional Second Closing Eco Telecom Purchase Price in the manner provided in
Section 2.02(c)(ii), and (1) the Second Closing Eco Telecom Purchase Price shall be allocable entirely to, and deemed to be in consideration of, the Second Closing Eco Telecom Shares being purchased hereunder and (2) if applicable, the Additional Second Closing Eco Telecom Purchase Price shall be allocable entirely to, and deemed to be in consideration of, the Additional Second Closing Eco Telecom Shares being purchased hereunder.

         (ii) VIP. Subject to the terms and conditions hereof and in
              ----
consideration of the sale and transfer to VIP by the Issuer of the Second Closing VIP Shares, on the Second Closing Date VIP shall pay to the Issuer the Second Closing VIP Purchase Price in the manner provided in Section 2.02(c)(ii) and the Second Closing VIP Purchase Price shall be allocable entirely to, and deemed to be in consideration of, the Second Closing VIP Shares being purchased hereunder.

         (iii) Telenor. Subject to the terms and conditions hereof and in
               --------
consideration of the sale and transfer to Telenor by the Issuer of the Second Closing Telenor Shares, on the Second Closing Date, in the event that Telenor exercises the Second Closing Telenor Option pursuant to Section 2.04, Telenor shall pay to the Issuer the Second Closing Telenor Purchase Price in the manner provided in Section 2.02(c)(ii) and the Second Closing Telenor Purchase Price shall be allocable entirely to, and deemed to be in consideration of, the Second Closing Telenor Shares being purchased hereunder.

         (iv) Fractional Shares. Notwithstanding anything to the contrary
              ------------------
contained herein, if the number of shares of Common Stock to be issued by the Issuer to any Purchaser at the Second Closing includes a fractional share of Common Stock then, in lieu of issuing any such fractional share, the number of shares of Common Stock issued to such Purchaser shall be rounded down to the nearest whole share, and the purchase price to be paid by such Purchaser shall be reduced proportionately.

       (c)    Pre-Closing; Closing
              --------------------

         (i) Pre-Closing. On a date which is five (5) Business Days prior to the
             ------------
Second Closing Date the Issuer, Eco Telecom, VIP and Telenor, if applicable, shall (i) attend a pre-closing meeting (the "Second Closing Pre-Closing Meeting") at the offices of VIP's counsel, located at Ducat Place II, 7 Gasheka Street, Moscow 123056, Russian Federation (or at such other place as Eco Telecom and the Issuer, and VIP and Telenor if applicable, mutually agree) at 10:00 am local time, and (ii) review the documents to be delivered at the Second Closing to determine whether the conditions precedent specified in Article X with respect to the Second Closing have been, or will on the Second Closing Date be capable of being, fulfilled. At the Second Closing Pre-Closing Meeting, (A) Eco Telecom shall inform VIP, Telenor and the Issuer of the number of Additional Second Closing Eco Telecom Shares, if any, that Eco Telecom shall purchase at the Second Closing and (B) VIP shall present its calculations concerning the re-distributions of Preferred Stock required at the Second Closing pursuant to
Section 2.08.

         (ii) Closing. The Second Closing will take place at the offices of
              --------
VIP's counsel at the address set out in the immediately preceding paragraph, or at such other place as Eco Telecom, the Issuer and VIP and Telenor, if applicable, mutually agree, at 10:00 am local time on the Second Closing Date. On the Second Closing Date, (A) if the conditions precedent specified in Article X with respect to the Second Closing have been fulfilled (or properly waived in writing in accordance with Article X), then (i) Eco Telecom shall pay to the Issuer the Second Closing Eco Telecom Purchase Price and, if applicable, the Additional Second Closing Eco Telecom Purchase Price, in US dollars, by wire transfer of immediately available funds to the account(s) designated by the Issuer, and (ii) upon receipt by the Issuer of the Second Closing Eco Telecom Purchase Price and, if applicable, the Additional Second Closing Eco Telecom Purchase Price, the Issuer shall deliver immediately to Eco Telecom an extract from the share register of the Issuer issued by the Registrar and showing Eco Telecom as the owner of the Second Closing Eco Telecom Shares and, if applicable, the Additional Second Closing Eco Telecom Shares; (B) if the conditions precedent specified in Article X have been fulfilled (or properly waived in writing in accordance with Article X), then (i) VIP shall pay to the Issuer the Second Closing VIP Purchase Price in rubles based on the CBR dollar to ruble exchange rate for the Business Day immediately preceding the Second Closing Date, by wire transfer of immediately available funds to the account(s) designated by the Issuer and (ii) upon receipt by the Issuer of the Second Closing VIP Purchase Price, the Issuer shall deliver immediately to VIP an extract from the share register of the Issuer issued by the Registrar and showing VIP as the owner of the Second Closing VIP Shares; and (C) in the event that Telenor exercises the Second Closing Telenor Option and if the conditions precedent specified in Article X have been fulfilled (or properly waived in writing in accordance with Article X), then (i) Telenor shall pay to the Issuer the Second Closing Telenor Purchase Price in US dollars, by wire transfer of immediately available funds to the account(s) designated by the Issuer, and (ii) upon receipt by the Issuer of the Second Closing Telenor Purchase Price, the Issuer shall deliver immediately to Telenor an extract from the share register of the Issuer issued by the Registrar and showing Telenor as the owner of the Second Closing Telenor Shares.

2.03     Third Closing
         -------------

         (a)    Purchase and Sale.
                ------------------

                           (i)     Eco Telecom.
                                   -----------


         (A) Subject to the terms and conditions contained in this Agreement and in accordance with the procedures set forth in Schedule 2.03(a)(i) attached
                                               -------------------
hereto, if the number of Third Closing Eco Telecom Shares is greater than zero, on the Third Closing Date, (x) the Issuer shall issue and sell to Eco Telecom, and (y) Eco Telecom shall purchase from the Issuer, the Third Closing Eco Telecom Shares.

         (B) Subject to the terms and conditions of this Agreement, solely for the purpose of Russian Law and solely to the extent Russian Law may be applicable (i) this Agreement shall be considered a preliminary agreement (predvaritelnyi dogovor) and not a transaction involving securities (sdelka s tsennymi bumagami); (ii) by virtue of entering into this Agreement, (x) the Issuer shall not be obligated to transfer any Third Closing Eco Telecom Shares to Eco Telecom or be considered to have offered any Third Closing Eco Telecom Shares to Eco Telecom and (y) Eco Telecom shall not be obligated to purchase any Third Closing Eco Telecom Shares from the Issuer or to make payment for any Third Closing Eco Telecom Shares; (iii) the actual transactions contemplated by
Section 2.03(a)(i)(A) shall not constitute transactions involving securities (sdelki s tsennymi bumagami); and (iv) in no event shall such transactions take place before the registration of the issuance of the Third Closing Eco Telecom Shares with the FCSM and payment in full for the Third Closing Eco Telecom Shares by Eco Telecom, if and to the extent such registration and payment are required under Russian Law. The placement of the Third Closing Eco Telecom Shares, if any, shall occur on the date on which the Third Closing Eco Telecom Shares are disposed of (otchuzdeny) by the Issuer in favor of Eco Telecom, by transferring the title to the Third Closing Eco Telecom Shares to Eco Telecom at the Third Closing, if applicable. This Section 2.03(a)(i)(B) shall have no effect on the interpretation of this Agreement under the laws of the State of New York, by which this Agreement is expressed to be governed. Subject to the terms and conditions contained in this Agreement, immediately upon the registration of the issuance of the Third Closing Eco Telecom Shares, if any, with the FCSM and in any event prior to the Issuer's execution of any other agreement with respect to any of the Third Closing Eco Telecom Shares, the Issuer and Eco Telecom shall execute the Individual Share Purchase Agreement (osnovnoi dogovor) attached as Annex A to Schedule 2.03(a)(i) which shall incorporate by reference the terms and conditions of this Agreement applicable to Eco Telecom, except that this Section 2.03(a)(i)(B) shall be excluded.

         (ii) Intentionally omitted.

         (iii) Intentionally omitted.

    (b)    Purchase Price.
           ---------------

         (i) Eco Telecom. Subject to the terms and conditions hereof and in
             ------------
consideration of the sale and transfer to Eco Telecom by the Issuer of the Third Closing Eco Telecom Shares, if any, on the Third Closing Date, Eco Telecom shall pay to the Issuer the Third Closing Eco Telecom Purchase Price in the manner provided in Section 2.03(c)(ii) and, if applicable, the Third Closing Eco Telecom Purchase Price shall be allocable entirely to, and deemed to be in consideration of, the Third Closing Eco Telecom Shares being purchased hereunder.

         (ii) Fractional Shares. Notwithstanding anything to the contrary
              ------------------
contained herein, if the number of Third Closing Eco Telecom Shares includes a fractional share of Common Stock then, in lieu of issuing any such fractional share, the number of Third Closing Eco Telecom Shares shall be rounded up to the nearest whole share, and the Third Closing Eco Telecom Purchase Price shall be increased proportionately.

         (iii) Intentionally omitted.


    (c)    Pre-Closing; Closing.
           ---------------------

                (i) Pre-Closing. If the number of Third Closing Eco Telecom
                    ------------
Shares is greater than zero then, on a date which is five (5) Business Days prior to the Third Closing Date the Issuer, Eco Telecom VIP and Telenor (if Telenor is a shareholder of the Issuer as of such date), shall (i) attend a pre-closing meeting ("the Third Closing Pre-Closing Meeting") at the offices of the VIP's counsel, located at Ducat Place II, 7 Gasheka Street, Moscow 123056, Russian Federation (or at such other place as Eco Telecom and the Issuer, and VIP and Telenor, if applicable, mutually agree) at 10:00 am local time, and (ii) review the documents to be delivered at the Third Closing to determine whether the conditions precedent specified in Article XI with respect to the Third Closing have been, or will on the Third Closing Date be capable of being, fulfilled. At the Third Closing Pre-Closing Meeting, VIP shall present its calculations concerning the re-distributions of Preferred Stock required at the Third Closing pursuant to Section 2.09.

                  (ii) Closing. If applicable, the Third Closing will take place
                       --------
at the offices of VIP's counsel at the address set out in the immediately preceding paragraph, or at such other place as Eco Telecom, the Issuer, and VIP, and Telenor, if applicable, mutually agree, at 10:00 am local time on the Third Closing Date. If applicable, on the Third Closing Date, if the conditions precedent specified in Article XI with respect to the Third Closing have been fulfilled (or properly waived in writing in accordance with Article XI), then
(i) Eco Telecom shall pay to the Issuer the Third Closing Eco Telecom Purchase Price in US dollars, by wire transfer of immediately available funds to the account(s) designated by the Issuer, and (ii) upon receipt by the Issuer of the Third Closing Eco Telecom Purchase Price, the Issuer shall deliver immediately to Eco Telecom an extract from the share register of the Issuer issued by the Registrar and showing Eco Telecom as the owner of the Third Closing Eco Telecom Shares. Upon payment by Eco Telecom of the Third Closing Eco Telecom Purchase Price in accordance with this Section 2.03, the Issuer shall cause to be delivered to each party to this Agreement a certificate of the bank to which the Third Closing Eco Telecom Purchase Price is paid confirming that the Third Closing Eco Telecom Purchase Price has been received by the Issuer into its account.

2.04     Second Closing Purchase by VIP and Second Closing Option of Telenor
         -------------------------------------------------------------------

         (a) VIP Purchase Obligation. Subject to the terms and conditions
             ------------------------
hereof, including without limitation Section 2.02(a)(ii), on but not later than the Second Closing Date, VIP shall:

                  (i) in the event Telenor exercises the Second Closing Telenor Option at the Second Closing, purchase from the Issuer newly-issued shares of Common Stock in the amount (but not less than the amount) equal to fifty percent (50%) of the number of shares of Common Stock determined by dividing US$117,000,000 by the Per Share Price as of the Second Closing Date (the "Second Closing VIP Primary Shares") for a purchase price in an amount equal to the product of the Second Closing VIP Primary Shares and the Per Share Price; or

                  (ii) in the event Telenor does not exercise the Second Closing Telenor Option at the Second Closing, purchase from the Issuer newly-issued shares of Common Stock in the amount (but not less than the amount) equal to one hundred percent (100%) of the number of shares of Common Stock determined by dividing US$117,000,000 by the Per Share Price as of the Second Closing Date (the "Second Closing VIP Secondary Shares") for a purchase price in an amount equal to the product of the Second Closing VIP Secondary Shares and the Per Share Price.

         (b) Telenor Option. Subject to the terms and conditions hereof,
             ---------------
including without limitation Section 2.02(a)(iii), on but not later than the Second Closing Date, Telenor shall have the option, exercisable by written notice to the Issuer and VIP (the "Second Closing Telenor Option") to purchase from the Issuer newly-issued shares of Common Stock in the amount (but not less than the amount) equal to fifty percent (50%) of the number of shares of Common Stock determined by dividing US$117,000,000 by the Per Share Price as of the Second Closing Date (the "Second Closing Telenor Primary Option Shares") for a purchase price in an amount equal to the product of the Second Closing Telenor Primary Option Shares and the Per Share Price (the "Second Closing Telenor Purchase Price").

         (c)      Second Closing Due Diligence Review.
                  -----------------------------------

                  (i) During the period commencing ninety (90) calendar days prior to the Second Closing Date and ending on the Second Closing Date, the Issuer shall grant Telenor (and their respective authorized Representatives) reasonable access during normal business hours to its, and its Subsidiaries', premises, Books and Records and employees in order for Telenor to perform a due diligence review of the Issuer's business and operations.

                  (ii) The Issuer shall, no later than thirty (30) Business Days prior to the Second Closing Date, deliver to Telenor in writing all information reasonably requested in writing by Telenor (provided that such written request by Telenor was delivered to the Issuer no later than forty (40) Business Days prior to the Second Closing Date).

                  (iii) Between such fortieth (40th) Business Day prior to the Second Closing Date and the Second Closing Date, the Issuer shall use reasonable efforts to promptly supply in writing all other information reasonably requested by Telenor in writing.

         (d) Notice of Intention. At the Second Closing Pre-Closing Meeting,
             --------------------
Telenor shall deliver written notice to VIP (the "Second Closing Notice of Intention") and the Issuer stating whether (and to what extent) it intends to exercise its option pursuant to Section 2.04(b) ( the "Second Closing Option"). The Second Closing Notice of Intention shall be for the sole purpose of providing reasonable notice to the Issuer and VIP of Telenor's intention to exercise its Second Closing Option and shall in no way obligate Telenor to exercise its Second Closing Option on the Second Closing Date in the manner indicated in the Second Closing Notice of Intention or otherwise; provided, however, that Telenor shall be deemed to have elected not to exercise its Second Closing Option if it fails to attend the Second Closing Pre-Closing Meeting and deliver a Second Closing Notice of Intention as provided herein.

         (e)      Disclosure Letter.
                  -----------------

                  (i) Ten (10) Business Days prior to the Second Closing Date, the Issuer shall deliver to Telenor the Disclosure Letter in the form attached hereto as Exhibit B with the information contemplated to be included in the
          ---------
schedules thereto to be provided as of the date of delivery of such letter (the "Second Closing Disclosure Letter").

                  (ii) By no later than 10:00 a.m. (Moscow time) on the Business Day immediately preceding the Second Closing Date, the Issuer shall re-deliver to Telenor the Second Closing Disclosure Letter with the information included in the letter and the schedules thereto updated as of the date of delivery of such letter (the "Updated Second Closing Disclosure Letter"). The Updated Second Closing Disclosure Letter (including the schedules thereto) shall be clearly marked to show all changes from the Second Closing Disclosure Letter. If notwithstanding the foregoing, the Updated Second Closing Disclosure Letter shall be delivered after 10:00 a.m. (Moscow time) on such date, then, upon the request of Telenor, the closing date with respect to the Second Closing VIP Shares and the Second Closing Telenor Shares only shall be postponed to (A) one
(1) Business Day following the date of delivery of such Updated Second Closing Disclosure Letter (if such letter is delivered by 10:00 a.m. (Moscow time) on the date of delivery) or (B) two (2) Business Days following the date of delivery of such Updated Second Closing Disclosure Letter (if such letter is delivered after 10:00 a.m. (Moscow time) on the date of delivery). At such later closing date, (i) VIP shall purchase (and the Issuer shall have the obligation to sell to VIP) the Second Closing VIP Shares, at the same price and in the same manner as VIP was obligated to purchase such shares at the Second Closing and
(ii) Telenor shall have the right, but not the obligation, to purchase (and the Issuer shall have the obligation to sell to Telenor) the Second Closing Telenor Shares, at the same price and in the same manner as Telenor was entitled to purchase such shares at the Second Closing. The Second Closing Disclosure Letter and the Updated Second Closing Disclosure Letter shall be considered delivered to Telenor for purposes of this Agreement if such letters are delivered to the Moscow offices of both Telenor and Telenor's legal counsel, respectively, as indicated in Section 15.01.

                  (iii) Provided that the Issuer has complied with its obligations under Section 2.04(c), on the Second Closing Date (or such later closing date as contemplated in clause (ii) above or Section 2.04(g)), Telenor (if Telenor exercises its Second Closing Option) shall represent to the Issuer in writing (by a certificate signed by the President or member of the board of directors of Telenor) as to whether there is any breach by the Issuer actually known to Telenor of any representation or warranty made by the Issuer in the Updated Second Closing Disclosure Letter. "Actually known" for purposes of this clause (iii) shall mean that Telenor has been informed in writing, whether in the form of written responses or any written materials or documentation provided to Telenor by the Issuer or its counsel, independent accountants or financial advisor.

         (f) Waiver of Option Exercise. In the event that Telenor elects not to
             --------------------------
exercise its Second Closing Option, Telenor shall (not later than the Second Closing Date or such later date, if applicable, to which the closing date with respect to the Second Closing Telenor Shares has been postponed in accordance with Section 2.04(e) or Section 2.04(g)) deliver an option waiver notice to the Issuer in the form attached hereto as Exhibit C.

         (g)      Consequences of Failure to Consummate Second Closing;
                  -----------------------------------------------------

                  Additional Second Closing
                  -------------------------

                  (i) Notwithstanding any provision of this Agreement to the contrary, if Eco Telecom for whatever reason does not pay the Second Closing Eco Telecom Purchase Price to the Issuer on the Second Closing Date, all rights and obligations of Eco Telecom under Section 2.03 shall terminate; provided,
                                                               ---------
however, that Eco Telecom will be deemed to have breached its obligations under
-------
this Agreement to pay the Second Closing Eco Telecom Purchase Price and the Third Closing Eco Telecom Purchase Price, respectively, if Eco Telecom does not pay the Second Closing Eco Telecom Purchase Price to the Issuer on the Second Closing Date for any reason other than due to non-fulfillment on the Second Closing Date of the conditions precedent contained in paragraphs (b) through (g) of Section 10.01.

                  (ii) Notwithstanding any provision of this Agreement to the contrary, following an Eco Telecom Second Closing Contribution Default and provided that at the Second Closing VIP is obligated pursuant to Section 2.04(a) to purchase the Second Closing VIP Shares, VIP may, in its sole discretion by written notice to the Issuer and Telenor delivered on the Second Closing Date, elect to postpone the closing date with respect to its purchase of the aggregate amount of shares of Common Stock which VIP is obligated to purchase pursuant to
Section 2.04(a) to a date which is no later than five (5) Business Days following the Second Closing Date. At such later closing date VIP shall have the right, but not the obligation, to purchase (and the Issuer shall have the obligation to sell to VIP) such shares, at the same purchase price and in the same manner as VIP was entitled to purchase such shares at the Second Closing, provided that no additional Disclosure Letter need be delivered.

                  (iii) Notwithstanding any provision of this Agreement to the contrary, following an Eco Telecom Second Closing Contribution Default and provided that at the Second Closing Telenor has the right pursuant to Section 2.04(b) to purchase the Second Closing Telenor Shares, Telenor may, in its sole discretion by written notice to the Issuer and VIP delivered on the Second Closing Date, elect to postpone the closing date with respect to its purchase of the aggregate amount of shares of Common Stock which Telenor has the right to purchase pursuant to Section 2.04(b) to a date which is no later than five (5) Business Days following the Second Closing Date. At such later closing date Telenor shall have the right, but not the obligation, to purchase (and the Issuer shall have the obligation to sell to Telenor) such shares, at the same purchase price and in the same manner as Telenor was entitled to purchase such shares at the Second Closing, provided that no additional Disclosure Letter need be delivered.

2.05     Intentionally omitted.

2.06     Effect of Eco Telecom Contribution Default on Purchase Options;
         ---------------------------------------------------------------
         Deemed Breach
         -------------

         (a) Subject to Section 2.04(g), upon the occurrence of an Eco Telecom Second Closing Contribution Default, the obligation of VIP under Section 2.04(a) shall be considered to be a right, but not an obligation, of VIP. Subject to
Section 2.04(g), the rights of Telenor under Section 2.04 above shall not be affected by the occurrence of an Eco Telecom Second Closing Contribution Default.

         (b) Eco Telecom will be deemed to have breached its obligations under this Agreement to pay the Third Closing Eco Telecom Purchase Price if Eco Telecom does not pay the Third Closing Eco Telecom Purchase Price, if any, to the Issuer on the Third Closing Date, if applicable, for any reason other than due to non-fulfillment on the Third Closing Date of the conditions precedent contained in paragraphs (a)(ii) through (a)(vii) of Section 11.01.

2.07     Intentionally omitted.

2.08     Redistribution of Preferred Stock at the Second Closing
         --------------------------------------------------------

         (a) The parties hereto agree that simultaneously with the Second Closing (or on the Second Closing Date in the event of an Eco Telecom Second Closing Contribution Default), Eco Telecom will sell at nominal value to each other Purchaser such number of shares of Preferred Stock, and each other Purchaser will purchase at nominal value from Eco Telecom such number of shares of Preferred Stock, so that after taking into account all shares of Common Stock actually issued in the Second Closing and the transfers of the Preferred Stock pursuant to this Section 2.08(a), each of the Purchasers will own the Second Closing Implied Percentage (or the Second Closing Contribution Default Percentage in the event of a Second Closing Eco Telecom Contribution Default) (the Second Closing Implied Percentage or the Second Closing Contribution Default Percentage, as the case may be, the "Second Closing Applicable Percentage").

         (b) If shares of Common Stock are purchased at any Additional Second Closing following the Second Closing Date, then, simultaneously with such Additional Second Closing, each Purchaser will sell at nominal value to each other Purchaser such number of shares of Preferred Stock, and/or each Purchaser will purchase at nominal value from each other Purchaser, such number of shares of Preferred Stock, so that each of the Purchasers will own the Second Closing Applicable Percentage as if the Additional Second Closing occurred simultaneously with the Second Closing.

2.09     Redistribution of Preferred Stock at the Third Closing
         ------------------------------------------------------

         The parties hereto agree that simultaneously with the Third Closing, if any, or on the Third Closing Date in the event of an Eco Telecom Third Closing Contribution Default, each Purchaser will sell at nominal value to each other Purchaser such number of shares of Preferred Stock, and/or each Purchaser will purchase at nominal value from each other Purchaser such number of shares of Preferred Stock, so that after taking into account all shares of Common Stock actually issued in the Third Closing and the transfers of the shares of the Preferred Stock pursuant to this Section 2.09(a), each of the Purchasers will own the Third Closing Implied Percentage (or the Third Closing Contribution Default Percentage in the event of a Third Closing Eco Telecom Contribution Default).

2.10     Redistribution of Preferred Stock Upon Exercise of VIP-R Call Option
         --------------------------------------------------------------------

         The parties hereto agree that on any date prior to the Conversion when Eco Telecom transfers to Telenor any shares of Common Stock of the Issuer as a result of Telenor's exercise of the VIP-R Call Option (the "Exercise Transfer") the following shall occur (and shall be deemed to occur simultaneously): each Purchaser will sell at nominal value to each other Purchaser such number of shares of Preferred Stock and/or each Purchaser will purchase at nominal value from the other Purchasers such number of shares of Preferred Stock, so that after taking into account the Exercise Transfer and the transfers of the Preferred Stock pursuant to this Section 2.10 each of the Purchasers will own the Telenor Option Exercise Percentage.

2.11     Conversion of Preferred Stock; Further Assurances
         -------------------------------------------------

         (a) Immediately following the later of (x) (i) if Eco Telecom purchases the Additional Second Closing Eco Telecom Shares for a purchase price of US$58,500,000, the Second Closing or (ii) if Eco Telecom does not purchase the Additional Second Closing Eco Telecom Shares for a purchase price of US$58,500,000, the Third Closing and the completion of all regulatory steps in connection therewith, or (y) the exercise by VIP (through VIP Sub) of the right to repurchase shares of Preferred Stock as specified in Section 2.12, the Issuer shall approve a decision on the issuance of the shares of Common Stock (the "Convertible Decision on Issuance"). The Convertible Decision on Issuance shall provide (x) for the issuance of an amount of shares of Common Stock equal to the amount of shares of Preferred Stock then outstanding and held by all Purchasers and (y) that such shares of Common Stock shall be issued only in exchange for such shares of Preferred Stock without any additional payments or premium. As soon as practicable following such approval the Issuer will effect the registration of the Convertible Decision on Issuance with the FCSM and shall take all measures necessary to effect the conversion of such shares of the Preferred Stock into shares of Common Stock (the "Conversion").

         (b) In the event that the magnitude of (i) any redistribution of shares of Preferred Stock at the Second Closing and/or the Third Closing and/or Exercise Transfer as set forth in Sections 2.08, 2.09 or 2.10 or (ii) the exercise by VIP (through VIP Sub) of the right to repurchase shares of Preferred Stock as specified in Section 2.12, results in any Purchaser having fewer shares of Preferred Stock than such Purchaser is required to sell to the other Purchasers (or VIP Sub) to comply fully with the provisions of Sections 2.08, 2.09 or 2.10 (as applicable for such particular Closing or Exercise Transfer) or Section 2.12, then such Second Closing, Third Closing or Exercise Transfer (as applicable) shall be effected and shall be completed but the provisions of Sections 2.08, 2.09 or 2.10 (as applicable for such particular Closing or Exercise Transfer) shall not apply and the parties agree to negotiate in good faith and use reasonable efforts to reach an alternative arrangement which will allow the parties to attain the results contemplated in Sections 2.08, 2.09, 2.10, 2.11(a) and 2.12.

         (c) Each of the Issuer and each Purchaser agrees to take all actions reasonably necessary to effect the transactions set forth in, or contemplated by, Article II of this Agreement, including, but not limited to waiving any rights under Articles 30 and 75 of the Federal Law of the Russian Federation "On Joint Stock Companies", dated December 26, 1995, as amended, or similar rights which may be established by laws and regulations amending or replacing the provisions of the above-mentioned Articles.

         (d) The Parties hereby acknowledge that the general purpose of the provisions of Sections 2.08, 2.09, 2.10, 2.11(a), 2.11(b) and 2.12 (the
"Compensating Sections") hereof is that after the implementation of the provisions of the Compensating Sections (and, for the avoidance of doubt, after the Conversion) each of the Purchasers own the same percentage of the shares of the Common Stock of the Issuer (which percentage shall then be equal to the percentage of the voting capital stock of the Issuer) as if (x) all the Purchasers' Shares, whenever issued by the Issuer to the Purchasers pursuant to this Agreement, were issued at the Per Share Price specified in Schedule 1.01(C), (y) the Eco Telecom Preferred Stock was never issued, and (z) all transactions in respect of the shares of Common Stock occurred as they actually occurred before the Conversion.

         9. The phrase "or the GMS, as applicable," shall be inserted after the phrase "approval of the amendments to the Charter by the Board" in Section 3.03(c) of the Primary Agreement.

         10. The phrase "validly authorized by the Board of Directors" in the third line of Section 4.02 of the Primary Agreement shall be replaced with the phrase "validly authorized by the board of directors".

         11. The phrase "which is approved by the Board or shareholders in accordance with the Charter or in accordance with the internal documents of the Company approved by the Board in accordance with Section 10.5.10 of the Charter" in Section 5.07(b) of the Primary Agreement shall be deleted and replaced with the phrase "which is approved by the GMS in accordance with the Charter or in accordance with the internal documents of the Company approved by the GMS in accordance with Section 9.2.19 of the Charter".

         12. The phrase "Article II or" in Sections 10.01(d) and 11.01(a)(iv) of the Primary Agreement shall be deleted.

         13. The term "Additional Closings" in the title of Article XI and each place it appears in Article 11.02 of the Primary Agreement shall be deleted and replaced by the term "Additional Second Closings".

         14. The term "Disclosure Letters" in Sections 12.01, 13.01(b) and 13.01(c) of the Primary Agreement shall be deleted and replaced by the term "Disclosure Letter".

         15. The phrase "or (ii) any willful misconduct, or bad faith action or failure to act by the CEO of the Issuer (appointed by the members of the Board nominated to the Board by Eco Telecom (or by VIP as instructed by Eco Telecom) pursuant to the VIP-R Shareholders Agreement) and/or any member of the senior management of the Issuer appointed by such CEO" in Section 13.01(a) of the Primary Agreement shall be deleted and replaced with the following:

         "or (ii) any willful misconduct, or bad faith action or failure to act prior to February 21, 2002 by (a) the CEO of the Issuer or (b) any member of the senior management of the Issuer appointed by such CEO, in each case irrespective of when such willful misconduct, or bad faith action or failure to act is discovered."

         16. Article 15.05 of the Primary Agreement shall be amended by deleting the phrase "Sections 2.04(c) and 2.05(d)" in the first sentence thereof and replacing it in its entirety with the phrase "Section 2.04(c)".

         17. Paragraph 2 of Exhibit B (Form of Second Closing Disclosure Letter) to the Primary Agreement shall be amended by deleting the words "the shareholder or Board of Directors as applicable of the Issuer" and replacing them with the words "the GMS".

         18. The parties hereto acknowledge and agree that this Amendment shall become effective only if (i) VIP's shareholders approve items 10 and 11 set forth on the agenda of VIP's 2002 annual GMS, (ii) either (X) at least US$200 million is disbursed to VIP under a loan agreement to be entered into by VIP, as borrower, with J.P. Morgan AG, as lender or (Y) at least 80% of all members of the VIP Board approve the waiver of clause 18(ii)(X) and (iii) the Company obtains all necessary consents and waivers of third parties. In the event that
(i) VIP's shareholders do not approve such items 10 and 11 on the agenda of VIP's 2002 annual GMS, (ii) (X) at least US$200 million is not disbursed to VIP under a loan agreement to be entered into by VIP, as borrower, with J.P. Morgan AG, as lender, and (Y) at least 80% of all members of the VIP Board do not approve the waiver of clause 18(ii)(X) or (iii) the Company is unable to obtain all necessary consents and waivers of third parties, this Amendment shall be null and void and of no force or effect.

         19. This Amendment shall become effective only upon its execution by all parties hereto.

         IN WITNESS WHEREOF, each of the parties has caused this Amendment to be duly executed by its duly authorized officer, effective as of the day and year first above written.


OPEN JOINT STOCK COMPANY "VIMPEL-COMMUNICATIONS"

By:      /s/  Jo Lunder
         --------------------------------------------
         Name:  Jo Lunder
         Title:  CEO/General Director

By:      /s/ Dmitriy Steshchenko
         --------------------------------------------
         Name:  Dmitriy Steshchenko
         Title:  Chief Accountant


ECO TELECOM LIMITED

By:      /s/ Pavel Kulikov
         --------------------------------------------
         Name:  Pavel Kulikov
         Title:  Attorney-in-Fact


TELENOR EAST INVEST AS


By:      /s/ Henrik Torgersen
         --------------------------------------------
         Name:  Henrik Torgersen
         Title:  Attorney-in-Fact


OPEN JOINT STOCK COMPANY "VIMPELCOM-REGION"

By:      /s/ Alexei Mishchenko
         --------------------------------------------
         Name: Alexei Mishchenko
         Title: General Director

By:      /s/  Galina V. Nesterova
         --------------------------------------------
         Name:  Galina V. Nesterova
         Title:  Chief Accountant

                                                                      Appendix A
                                                                      ----------

Additional Closings
Additional Third Closings
Second Closing Telenor Primary Option Purchase Price
Second Closing Telenor Reduced Shares
Second Closing Telenor Secondary Option Shares
Second Closing VIP Option
Second Closing VIP Primary Option Purchase Price
Telenor Third Closing Notice of Intention
Third Closing Applicable Percentage
Third Closing Disclosure Letter
Third Closing Notice of Intention
Third Closing Telenor Option
Third Closing Telenor Primary Option Shares
Third Closing Telenor Primary Option Purchase Price
Third Closing Telenor Purchase Price
Third Closing Telenor Secondary Option Shares
Third Closing Telenor Secondary Option Purchase Price
Third Closing Telenor Shares
Third Closing Telenor Tertiary Option Shares
Third Closing VIP Option
Third Closing VIP Primary Option Shares
Third Closing VIP Primary Option Purchase Price
Third Closing VIP Purchase Price
Third Closing VIP Secondary Option Purchase Price
Third Closing VIP Secondary Option Shares
Third Closing VIP Shares
Updated Third Closing Disclosure Letter
VIP Third Closing Notice of Intention

                                                                       Exhibit C

                    AMENDMENT NO. 1 TO SHAREHOLDERS AGREEMENT

         Amendment No. 1 to Shareholders Agreement (this "Amendment"), dated as of the 15th day of May, 2002, by and among OPEN JOINT STOCK COMPANY "VIMPEL-COMMUNICATIONS", an open joint stock company organized and existing under the laws of the Russian Federation ("VIP"), ECO TELECOM LIMITED, a company organized and existing under the laws of Gibraltar ("Eco Telecom"), TELENOR EAST INVEST AS, a company organized and existing under the laws of Norway ("Telenor") and OPEN JOINT STOCK COMPANY "VIMPELCOM-REGION", an open joint stock company organized and existing under the laws of the Russian Federation (the "Company").

         WHEREAS, VIP, Eco Telecom, Telenor and the Company are parties to that Shareholders Agreement, dated as of May 30, 2001 (the "Shareholders Agreement"); and

         WHEREAS, VIP, Eco Telecom, Telenor and the Company desire to amend the Shareholders Agreement on the terms set forth herein.

         NOW, THEREFORE, to implement the foregoing and in consideration of the mutual terms, conditions and covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

         1. Unless otherwise expressly stated herein to the contrary, all provisions of the Shareholders Agreement shall remain valid, binding and in effect as set forth in the Shareholders Agreement, except as necessary to give effect to the matters set forth in this Amendment. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Shareholders Agreement.

         2. The following definitions set forth in Section 1.01 of the Shareholders Agreement shall be deleted and shall be of no further force or effect:

         "Board"
         "CEO"
         "Director"

         The definition of "Management Regulations" shall be amended and restated in its entirety to read as follows: "Management Regulations" shall mean the Management Regulations on the Procedure for the Company to Conclude Transactions with Interested Parties (Rukovodstvo o sdelkakh, v sovershenii kotorykh imeetsya zainteresovannost) adopted by the Shareholders in accordance with Section 6.03 hereof, as a supplement to the provisions set forth in the Charter which are applicable to such transactions, as the same may be amended by decisions of the Shareholders."

         3. The provisions of Article II of the Shareholders Agreement shall be deleted in their entirety and shall be replaced with the phrase: "Intentionally omitted."

         4. (A) The phrase "From and after the date hereof through the second
(2nd) anniversary of the First Closing" in the first sentence of Section 5.02(a) shall be deleted and replaced with the phrase "From and after the date hereof through the earlier of (a) the second anniversary of the First Closing and (b) the Third Closing".

            (B) The following provision shall be added to the Shareholders Agreement as Section 5.02(c):

         "(c) The Company's five year funding plan, as approved by the General Meeting of the Shareholders, is annexed hereto as Exhibit E, and may be amended from time to time by a decision of the General Meeting of the Shareholders of the Company (the "Five-Year Plan").

         The Shareholders hereby acknowledge and agree that the Company and the Shareholders shall seek external financing for the "Additional Paid-In Capital" indicated in the Five-Year Plan. In the event that such external financing is not obtained by February, 2005 the Company hereby agrees that it shall give the Shareholders the opportunity to contribute to the Company the amount of cash necessary to make up such funding shortfall for such "Additional Paid-In Capital" by providing the Shareholders with written notice of the funding shortfall and the amount the Company intends to raise through capital contributions. Each Shareholder shall have the right to make a capital contribution on a pro rata basis, based on the respective percentage of the Company's Securities then owned by each such contributing Shareholder and its Affiliates (provided, that for the purposes hereof, the Company will not be deemed an Affiliate of VIP) relative to the respective percentage of the Company's securities then owned by all other contributing Shareholders. In exchange for and simultaneously with any such contribution, each contributing Shareholder will be issued shares of Common Stock, based on the amount of cash contributed by such contributing Shareholder divided by the then applicable Fair Market Value of each such share of Common Stock determined immediately prior, and without giving effect, to such contribution (such per share Fair Market Value, the "Contribution Price").

         In the event that a Shareholder does not exercise its option to contribute its pro rata contribution in full pursuant to the previous paragraph of this Section 5.02(c) (each such Shareholder, a "Non-contributing Shareholder"), the Shareholders that make their cash contribution in full (each, a "Contributing Shareholder") shall have the right to contribute up to the Non-contributing Shareholder's funding shortfall (the "Additional Contribution") within ninety (90) days of such non-performance by the Non-contributing Shareholder. The right to make the Additional Contribution shall be allocated among the Contributing Shareholders pro rata, based on the respective percentage of the Company's Securities then owned by each Contributing Shareholder relative to the number of the Company's Securities then owned by all Contributing Shareholders, or in such other proportion as the Contributing Shareholders may agree among themselves. In exchange for and simultaneously with such Additional Contribution, the Company will issue to each Contributing Shareholder shares of its Common Stock, such number of shares to be based on the amount of the Additional Contribution made by each Contributing Shareholder divided by the Contribution Price.

         Each Shareholder and its Affiliates, if applicable, hereby agrees to take all actions necessary to effect the issuance of such shares of Common Stock in connection herewith including, but not limited to, voting (or causing to be voted) all of such Shareholder's and Affiliates' (if applicable) respective voting securities at any meeting of shareholders (in person or by ballot) of the Company in favor of any action necessary to effect or fund the foregoing, and each Shareholder further agrees to waive any rights under Articles 30 and 75 of the Federal Law "On Joint Stock Companies" dated December 26, 1996, as amended, or similar rights under Russian Laws"; provided, however, that such obligation shall not
                            --------  -------
apply if the aggregate amount of such additional funds raised by the Company through capital increases (excluding the capital increases in connection with the Second Closing and Third Closing) exceeds Three Hundred Million U.S. Dollars (US$300,000,000).

         5. (A) From and after the date hereof until November 5, 2007, unless an Eco Telecom Contribution Default has occurred, Section 6.01 and Schedules 1 and 3 of the Shareholders Agreement shall not apply to any proposed Business Combination and the following provisions, which shall be incorporated into the Shareholders Agreement as Section 6.01(A), shall govern any proposed Business Combination initiated and effected during such period:

"6.01(A) Business Combination.
         --------------------

         (a) At any time following the Third Closing, on and after the date on which the Company has equal to or more than the number of Subscribers (as defined below) of VIP's Moscow operations ("VIP-M"), as determined pursuant to periodic reports publicly released by VIP (the "Reports"), each Shareholder which owns the Specified Percentage (and, with respect to Eco Telecom only, so long as there has not occurred an Eco Telecom Contribution Default) shall have the right to initiate a review of a Business Combination in accordance with the procedures set forth below and in Schedule I annexed hereto (such initiating Shareholder, the "Initiating Shareholder" and such review, a "Business Combination Review"). For the purposes hereof, "Subscribers" of each of VIP-M and the Company shall be defined in accordance with VIP's policy in effect at the time of the Business Combination Review. VIP hereby agrees that it will publicly release the Reports on a quarterly basis, and that such Reports will contain subscriber figures of both VIP and the Company.

         (b) In the event of a Business Combination Review, if (i) the Subscriber Ratio (as defined in Section 6.01(A)(g) hereof) meets the requirements set forth in Schedule I, (ii) VIP and the Company have negotiated the structure and terms of the Business Combination (including, without limitation, the applicable share exchange ratio) and (iii) the Appraiser selected by VIP, Eco Telecom and Telenor in accordance with Schedule I provides VIP (with copies to Eco Telecom and Telenor) with a Fairness Opinion (as defined in Schedule I) with respect to the 6.01(A) Combination Ratio (as defined and determined in accordance with Schedule I) acceptable to VIP's board of directors, in their sole discretion, then each of Eco Telecom, Telenor, VIP and the Company agree to take the following actions in furtherance of a Business
Combination:

                  (i) Subject to each party's relevant fiduciary duties and obtaining shareholder, regulatory and other customary and necessary approvals, each of VIP and the Company agrees to negotiate in good faith and use all commercially reasonable efforts to take all actions necessary to effect the Business Combination, including but not limited to entering into such agreements (subject to usual and customary terms and conditions) as are necessary to effect the Business Combination;

                  (ii) Subject to the foregoing, VIP agrees to submit to its shareholders for approval (a) the Business Combination and (b) if applicable, the issuance of common stock by VIP, or a wholly owned subsidiary of VIP, or such other entity as the Parties may determine in accordance with the provisions hereof, in connection therewith; provided, that nothing hereunder shall be deemed to require the board of directors of VIP to recommend the Business Combination or such stock issuance in any such submission to its shareholders; and

                  (iii) Each of Eco Telecom, VIP and Telenor and their respective Permitted Transferees, if any, agrees to take all actions within the power of such Shareholder (solely in their respective capacity as a shareholder of the Company) to approve and effect the Business Combination, including but not limited to voting any securities of the Company held by such Shareholder, or any of its Controlled Affiliates, in favor of the Business Combination.

         (c) If the requirements set forth in the first paragraph of Section 6.01(A)(b) are not met, then such proposed Business Combination shall not be effected pursuant to this Section 6.01(A).

         (d) In the event that the Initiating Shareholder commences a Business Combination Review, all fees and expenses of the Initiating Shareholder, the non-Initiating Shareholder, the Appraisers and the Company incurred in connection with the Business Combination Review including, in each case, any legal, banking, accounting, and regulatory fees and expenses (collectively, the "Business Combination Fees") shall be paid in accordance with the provisions of
Schedule I; provided, however, that each party shall be responsible for its own
            --------- --------
fees and expenses in connection with carrying out the provisions set forth in
Section 6.01(A)(b)(i) hereof.

         (e) The Parties acknowledge and agree it is their intent that if Eco Telecom and/or Telenor, individually, own at least the Specified Percentage of VIP immediately prior to the consummation of a Business Combination, Eco Telecom and/or Telenor, as the case may be, should have the right to individually own at least the Specified Percentage of VIP following such Business Combination. Accordingly, if Eco Telecom and/or Telenor, individually, own at least the Specified Percentage of VIP immediately prior to a Business Combination, the Parties shall use all commercially reasonable efforts to provide Eco Telecom and/or Telenor, as the case may be, with the opportunity to own individually at least the Specified Percentage of VIP following such Business Combination. If the Parties are unable to provide Eco Telecom and/or Telenor, as the case may be, with such opportunity, Eco Telecom and/or Telenor, as the case may be, shall not be required to take any action in accordance with this Section 6.01(A) or
Schedule I annexed hereto, including, without limitation, the actions specified in Section 6.01(A)(b)(iii), in connection with any such Business Combination.

         (f) For the purposes hereof the term "Subscriber Ratio" shall mean the ratio of the number of Subscribers of VIP-M to the number of Subscribers of the Company, which shall be expressed as a ratio of x:y."

                  (B) From and after the date hereof until November 5, 2007 (or the consummation of a Business Combination initiated prior to such date, if applicable), Schedule I annexed hereto shall be incorporated into, and shall be deemed a part of, the Shareholders Agreement.

                  (C) From and after the earlier of (a) an Eco Telecom Contribution Default and (b) November 5, 2007, if a Business Combination has not been initiated under Section 6.01(A), (i) the foregoing Section 6.01(A) shall be deleted in its entirety and the provisions of Section 6.01 of the Shareholders Agreement shall thereafter govern any proposed Business Combination and (ii)
Schedule I annexed hereto shall be deleted in its entirety.

         6. Each reference to "the Board of the Company" in Sections 6.02(c)(ii), (iii) and (iv) of the Shareholders Agreement shall be replaced with the phase "the Shareholders". The phrase "as the Board may determine" in Section
8.01 of the Shareholders Agreement shall be replaced with the phrase "as the Shareholders may determine". The phrase "as selected by the Board" in Section 8.03(b) of the Shareholders Agreement shall be replaced with the phrase "as selected by the Shareholders".

         7. The following provision shall be added after the last sentence in
Section 6.03 of the Shareholders Agreement.

         "The Company shall file and cause to be registered with the Moscow Registration Chamber and State Registration Chamber, as promptly as practicable after the effective date hereof (determined in accordance with clause 11 of Amendment No. 1 to Shareholders Agreement), an amended and restated charter substantially in the form of Exhibit F annexed hereto. The Company, VIP, Eco Telecom and Telenor each agree to take all actions within their respective powers to approve the Charter."

         8. Schedules 2 and 2.01(e) to the Shareholders Agreement shall be deleted in their entirety.

         9. The phrase "the board of directors of each of the Company and VIP" in Section 3(b) of Schedule 3 to the Shareholders Agreement shall be deleted and replaced with the phrase "the board of directors of VIP and the Shareholders of the Company". The phrase "If the boards of the Company and VIP" in Section 3(b) of Schedule 3 to the Shareholders Agreement shall be deleted and replaced with the phrase "If the board of directors of VIP and the Shareholders of the Company".

         10. Exhibit E and Exhibit F annexed hereto shall be incorporated into, and shall be deemed a part of, the Shareholders Agreement.

         11. The parties hereto acknowledge and agree that this Amendment shall become effective only if (i) VIP's shareholders approve items 10 and 11 set forth on the agenda of VIP's 2002 annual GMS, (ii) either (X) at least US$200 million is disbursed to VIP under a loan agreement to be entered into by VIP, as borrower, with J.P. Morgan AG, as lender or (Y) at least 80% of all members of the VIP Board approve the waiver of clause 11(ii)(X) and (iii) the Company obtains all necessary consents and waivers of third parties. In the event that
(i) VIP's shareholders do not approve such items 10 and 11 on the agenda of VIP's 2002 annual GMS, (ii) (X) at least US$200 million is not disbursed to VIP under a loan agreement to be entered into by VIP, as borrower, with J.P. Morgan AG, as lender, and (Y) at least 80% of all members of the VIP Board do not approve the waiver of clause 11(ii)(X) or (iii) the Company is unable to obtain all necessary consents and waivers of third parties, this Amendment shall be null and void and of no force or effect.

         12. This Amendment shall become effective only upon its execution by all parties hereto.

         IN WITNESS WHEREOF, each of the parties has caused this Amendment to be duly executed by its duly authorized officer, effective as of the day and year first above written.


OPEN JOINT STOCK COMPANY "VIMPEL-COMMUNICATIONS"

By:      /s/  Jo Lunder
         --------------------------------------------
         Name:  Jo Lunder
         Title:  CEO/General Director

By:      /s/ Dmitriy Steshchenko
         -----------------------------------
         Name:  Dmitriy Steshchenko
         Title:  Chief Accountant


ECO TELECOM LIMITED

By:      /s/ Pavel Kulikov
         -----------------------------------
         Name:  Pavel Kulikov
         Title:  Attorney-in-Fact


TELENOR EAST INVEST AS

By:      /s/ Henrik Torgersen
         --------------------------------------------
         Name:  Henrik Torgersen
         Title:  Attorney-in-Fact


OPEN JOINT STOCK COMPANY "VIMPELCOM-REGION"

By:      /s/ Alexei Mishchenko
         -----------------------------------
         Name: Alexei Mishchenko
         Title: General Director

By:      /s/  Galina V. Nesterova
         -----------------------------------
         Name:  Galina V. Nesterova
         Title:  Chief Accountant

                                   Schedule I

     The following procedures shall be applied for the purpose of assessing a Business Combination. All capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Shareholders Agreement, as amended.

1. To initiate a Business Combination Review, the Initiating Shareholder shall deliver a written notice (the "Review Notice") to the non-Initiating Shareholders and the Company stating that, based upon the quarterly Reports, the Subscriber Ratio is within a 20% positive variance of 1:1 (i.e., the subscriber ratio is between 1:1 and 1:1.2). If VIP is the Initiating Shareholder, the Review Notice shall include the name of the Appraiser selected by VIP from the list of Appraisers set forth in paragraph 8 hereof. Telenor and Eco Telecom shall have thirty (30) Business Days following receipt of a Review Notice from VIP to (i) approve the Appraiser selected by VIP or (ii) agree jointly with VIP on another Appraiser. If Eco Telecom or Telenor is the Initiating Shareholder, the Review Notice shall require VIP to select an Appraiser acceptable to Eco Telecom and Telenor from the list of Appraisers set forth in paragraph 8 hereof within thirty (30) Business Days following VIP's receipt of such Review Notice.

2. Upon receipt of the Review Notice, VIP and the Company shall negotiate in good faith to determine the structure and terms and conditions of the Business Combination, provided, that VIP and the Company shall consider, as a possible structure, the acquisition by VIP of all of the issued and outstanding shares of capital stock of the Company in exchange for newly issued shares of common stock of VIP, or a wholly owned subsidiary of VIP, based on the 6.01(A) Combination Ratio and the applicable share exchange ratio. Immediately following agreement by VIP and the Company on the structure and terms of the proposed Business Combination (including, without limitation, the applicable share exchange ratio), VIP and the Company shall engage the Appraiser selected by VIP, Eco Telecom and Telenor pursuant to paragraph 1 hereof.

3. The "6.01(A) Combination Ratio" for purposes of the Business Combination under Section 6.01(A) shall be the ratio of the fair market value of the equity of VIP on the one hand to the fair market value of the equity of the Company on the other hand (expressed as a ratio of x:y), and shall be set at 1:1 as of the date of the latest quarterly Report; provided, however, that at the time of consummation of the Business Combination, the Subscriber Ratio shall have a positive variance of no more than 20% (i.e., the Subscriber Ratio shall be between 1:1 and 1:1.2) as of the date of the latest quarterly Report.

4. The Appraiser shall have up to thirty (30) calendar days from the date of its engagement to render an opinion (the "Fairness Opinion") to VIP's board of directors as to the fairness, from a financial point of view, to VIP and its minority shareholders of the 6.01(A) Combination Ratio and the structure and financial terms of the proposed Business Combination (including, without limitation, the applicable share exchange ratio). VIP and the Company each agree to provide such information to the Appraiser as the Appraiser reasonably requests in delivering its Fairness Opinion. Copies of the Fairness Opinion shall be provided to Eco Telecom and Telenor simultaneously with the provision of the same to VIP.

5. If, within thirty (30) calendar days from the date of its engagement, the Appraiser delivers to VIP (with copies to Eco Telecom and Telenor) a Fairness Opinion which is acceptable to VIP's board of directors, in its sole discretion, and the requirements set forth in the first paragraph of
     Section 6.01(A)(b) of the Shareholders Agreement have been satisfied, the Shareholders shall use all commercially reasonable efforts to effect the Business Combination in accordance with the procedures set forth in Section 6.01(A) of the Shareholders Agreement, and the Company and VIP shall each be required to pay 50% of the Business Combination Fees.

6. If the Appraiser is unable to deliver to VIP a Fairness Opinion which is acceptable to VIP's board of directors, in its sole discretion, within thirty (30) calendar days from the date of such Appraiser's engagement, either (i) the Business Combination shall not be effected pursuant to
     Section 6.01(A) of the Shareholders Agreement and the Initiating Shareholder shall be required to pay all Business Combination Fees incurred in connection with the Business Combination Review or (ii) at least 180 calendar days thereafter (but in any event prior to November 5, 2007), VIP, Eco Telecom and Telenor may jointly select another Appraiser (from the list of Appraisers set forth in paragraph 8 hereof) to provide VIP with a Fairness Opinion, within thirty (30) calendar days from the date of engagement of such Appraiser, in accordance with the procedures of this
     Schedule I.

7. In no event may more than one Review Notice be delivered in any twelve (12) month period.

8. For the purposes of this Schedule I, an Appraiser shall be selected from among the following five (5) Appraisers (which Appraiser shall be required to meet the requirements of an "Appraiser", as defined in the Shareholders Agreement, at the time of its selection):

o    UBS Warburg
o    Morgan Stanley Dean Witter & Co.
o    Goldman Sachs Group, Inc.
o    J.P. Morgan Chase & Co.
o    Merrill Lynch & Co., Inc.

                                                                       Exhibit D

                AMENDMENT NO. 1 TO REGISTRATION RIGHTS AGREEMENT

         This Amendment No. 1 to Registration Rights Agreement (this "Amendment"), dated as of the 15th day of May, 2002, by and among OPEN JOINT STOCK COMPANY "VIMPEL-COMMUNICATIONS", an open joint stock company organized and existing under the laws of the Russian Federation ("VIP"), ECO TELECOM LIMITED, a company organized and existing under the laws of Gibraltar ("Eco Telecom"), TELENOR EAST INVEST AS, a company organized and existing under the laws of Norway ("Telenor") and OPEN JOINT STOCK COMPANY "VIMPELCOM-REGION", an open joint stock company organized and existing under the laws of the Russian Federation (the "Company").

         WHEREAS, VIP, Eco Telecom, Telenor and the Company are parties to that Registration Rights Agreement, dated as of May 30, 2001 (the "Registration Rights Agreement"); and

         WHEREAS, VIP, Eco Telecom, Telenor and the Company desire to amend the Registration Rights Agreement on the terms set forth herein.

         NOW, THEREFORE, to implement the foregoing and in consideration of the mutual terms and conditions contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

         1. Unless otherwise expressly stated herein to the contrary, all provisions of the Registration Rights Agreement shall remain valid, binding and in effect as set forth in the Registration Rights Agreement, except as necessary to give effect to the matters set forth in this Amendment. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Registration Rights Agreement.

         2. The phrase "Board of Directors of the Company" in Sections 2.6(a) and 2.6(b)(iv) shall be replaced with the phrase "general meeting of shareholders of the Company".

         3. The phrase "by vote of its Board of Directors" in Section 5.3 of the Registration Rights Agreement shall be replaced with the phrase "by vote of the general meeting of shareholders of the Company".

         4. The parties hereto acknowledge and agree that this Amendment shall become effective only if (i) VIP's shareholders approve items 10 and 11 set forth on the agenda of VIP's 2002 annual GMS, (ii) either (X) at least US$200 million is disbursed to VIP under a loan agreement to be entered into by VIP, as borrower, with J.P. Morgan AG, as lender or (Y) at least 80% of all members of the VIP Board approve the waiver of clause 4(ii)(X) and (iii) the Company obtains all necessary consents and waivers of third parties. In the event that
(i) VIP's shareholders do not approve such items 10 and 11 on the agenda of VIP's 2002 annual GMS, (ii) (X) at least US$200 million is not disbursed to VIP under a loan agreement to be entered into by VIP, as borrower, with J.P. Morgan AG, as lender, and (Y) at least 80% of all members of the VIP Board do not approve the waiver of clause 4(ii)(X) or (iii) the Company is unable to obtain all necessary consents and waivers of third parties, this Amendment shall be null and void and of no force or effect.

         5. This Amendment shall become effective only upon its execution by all parties hereto.

         IN WITNESS WHEREOF, each of the Parties has caused this Amendment to be duly executed by its duly authorized officer, effective as of the day and year first above written.

OPEN JOINT STOCK COMPANY "VIMPEL-COMMUNICATIONS"


By:      /s/  Jo Lunder
         -----------------------------------
         Name:  Jo Lunder
         Title:  CEO/General Director

By:      /s/ Dmitriy Steshchenko
         -----------------------------------
         Name:  Dmitriy Steshchenko
         Title:  Chief Accountant


ECO TELECOM LIMITED

By:      /s/ Pavel Kulikov
         -----------------------------------
         Name:  Pavel Kulikov
         Title:  Attorney-in-Fact


TELENOR EAST INVEST AS

By:      /s/ Henrik Torgersen
         -----------------------------------
         Name:  Henrik Torgersen
         Title:  Attorney-in-Fact


OPEN JOINT STOCK COMPANY "VIMPELCOM-REGION"

By:      /s/ Alexei Mishchenko
         -----------------------------------
         Name: Alexei Mishchenko
         Title: General Director

By:      /s/  Galina V. Nesterova
         -----------------------------------
         Name:  Galina V. Nesterova
         Title:  Chief Accountant